Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solsten, Inc.
428 Minnesota St. Suite 500
St. Paul, MN 55101
https://solsten.io/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Solsten, Inc.
Address: 428 Minnesota St. Suite 500, St. Paul, MN 55101
State of Incorporation: DE
Date Incorporated: April 10, 2018

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $40,000,000.00
Discount: 25.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $300.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Voting Rights:

The SAFE will convert into the most senior class of equity securities that is issued in our next qualified equity financing.

Other Material Rights:

Any shares issued in the future in connection with this SAFE may be subject to the Company's transfer-approval requirements and Company right-of-first-refusal provisions under the Bylaws. In addition, if the SAFE converts into shares, investors will be required to join the Company's Investors' Rights Agreement, which includes additional transfer and shareholder provisions. These restrictions may limit an investor's ability to transfer or sell any shares received upon conversion.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

<u>Time-Based Perks</u>

Tier 1: Invest $999+ within the first 2 weeks and receive 2% addition to the base discount + and a free Elaris Pro subscription for 6 months.

Tier 2: Invest $2,499+ within the first 2 weeks and receive 3% addition to the base discount + and a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Tier 3: Invest $5,000+ within the first 2 weeks and receive 4% addition to the base discount + and a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release

Tier 4: Invest $10,000+ within the first 2 weeks and receive 6% addition to the base discount + and a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 5: Invest $25,000+ within the first 2 weeks and receive 8% addition to the base discount + and a free Elaris Pro subscription for 2 years + free upgrade to next available tier, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 6: Invest $50,000+ within the first 2 weeks and receive 10% addition to the base discount + and a free Elaris Pro subscription for 2 years + free upgrade to next available tier, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with founders (once/year) to review company strategy.

Mid-Campaign Flash Perks (Day 35 – 40)

Flash Perk 1: Invest $999+ between day 35 – 40 and and receive 1% addition to the base discount, a free Elaris Pro subscription for 6 months.

Flash Perk 2: Invest $1,499+ between day 35 – 40 and and receive 1% addition to the base discount, a free Elaris Pro subscription for 1 year.

Flash Perk 3: Invest $2,499+ between day 35 – 40 and and receive 2% addition to the base discount, a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Flash Perk 4: Invest $5,000+ between day 35 – 40 and receive 3% addition to the base discount, and a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release

Flash Perk 5: Invest $10,000+ between day 35 – 40 and receive 4% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 5: Invest $25,000+ between day 35 – 40 and receive 6% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 6: Invest $50,000+ between day 35 – 40 and receive 8% addition to the base discount, a free Elaris Pro subscription for 2 years, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with founders (once/year) to review company strategy.

Final Flash Perks (Day 60 – 65)

Flash Perk 7: Invest $2,499+ between day 60 – 65 and receive 1% addition to the base discount, a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Flash Perk 8: Invest $5,000+ between day 60 – 65 and receive 2% addition to the base discount, and a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Flash Perk 9: Invest $10,000+ between day 60 – 65 and receive 3% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 10: Invest $25,000+ between day 60 – 65 and receive 4% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 11: Invest $50,000+ between day 60 – 65 and receive: 6% addition to the base discount, a free Elaris Pro subscription for 2 years, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with CEO/CTO+ founder team (once/year) to review company strategy.

Amount-Based Perks

Tier 1: Invest $499 and receive a free Elaris Pro subscription for 3 months.

Tier 2: Invest $999+ and receive a free Elaris Pro subscription for 6 months.

Tier 3: Invest $2,499+ and receive a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Tier 4: Invest $5,000+ and receive 1% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release

Tier 5: Invest $10,000+ and receive 2% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 6: Invest $25,000+ and receive 3% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 7: Invest $50,000+ and receive 4% addition to the base discount, a free Elaris Pro subscription for 2 years, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with CEO/CTO+ founder team (once/year) to review company strategy.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Solsten, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Over the last seven years, Solsten (or the "Company") has helped leading companies in the gaming industry understand their players and build global hits through the power of psychology and AI. By measuring unique psychological data across the global gaming population, our consumer insights platform enabled studios to design experiences that resonate on a human level. The results speak for themselves: 76% of games built with Solsten are still thriving after seven years, compared to just 17% of games that survive after three.

These figures reflect the Company's internal tracking and a mobile-game industry statistic provided for general context rather than a direct comparison.

Throughout this journey, we've collected one of the world's richest psychological audience datasets — spanning personality, communication styles, motivation, competitiveness, values, culture, wellbeing, and affinities. Starting in gaming, the one space where people willingly complete deep psychometric assessments, we've built one of the most comprehensive first-party psychological datasets on the planet, measuring over 150 traits and representing over 3.4 billion consumers worldwide.

The 3.4 billion figure reflects the approximate size of the global gaming population and is used to describe representativeness, not the number of individuals directly assessed

Today, Solsten is one of the world's few psychological AI platforms, trusted by global brands like Sony and Peloton. Our mission is simple but powerful: to make AI deeply human. Because the future of digital experiences isn't artificial. It's emotional, empathetic, and rooted in true human understanding.

We provide the audience-understanding layer that gives AI real emotional intelligence. We don't just know what people do, we know why they do it.

Now, we've put that power into Elaris: One of the world's first AIs that lets you talk to any audience in the world. Elaris isn't just another chatbot; it's a new interface between brands and humans, a gateway into genuine audience insight. It reveals the "why" behind people's perspectives, helping brands create content, strategies, and products that truly resonate, and perform better.

We believe this is the new competitive edge. The market for emotionally intelligent AI represents a $186 billion opportunity*, and Solsten is aiming to build the human-understanding layer for the future of the internet, powering a potential world where every digital experience feels deeply, authentically human.

*This figure is the company's own estimate, created by combining published market size data from four adjacent AI markets: AI marketing, research & insights, personalization, and AI agents. These markets are not categorized together by any independent third-party source.

Corporate History

Solsten, Inc. was initially organized as 12Traits, Inc., a Delaware corporation, on April 10, 2018, and later changed its name to Solsten, Inc. on June 9, 2021.

Revenue-based Loan Outstanding

The Company has an outstanding secured revenue-based loan facility that requires fixed monthly payments and includes a minimum return obligation, which may affect available cash and operating flexibility. Please see the Risk Factors and Indebtedness sections below for further information on how this may affect your investment.

Competitors and Industry

Industry: The psychological AI market is expanding, driven by the increasing need for personalized and emotionally intelligent interactions in digital environments. The market is estimated to be worth $186 billion*, with significant growth expected as businesses seek to differentiate themselves through genuine audience understanding and engagement. Solsten believes it fits into this landscape as a provider of robust psychological insights that can empower brands to connect more authentically with their consumers.

*This figure is the company's own estimate, created by combining published market size data from four adjacent AI markets: AI marketing, research & insights, personalization, and AI agents. These markets are not categorized together by any independent third-party source.

Competitors: Major competitors in the space include traditional AI firms that focus on data-driven insights without psychological depth, as well as newer startups that are exploring audience understanding. However, Solsten believes it differentiates itself through its unique combination of psychological assessments and synthetic audience modeling, which enables brands to create tailored content that can resonate on a deeper emotional level.

Current Stage and Roadmap

Current Stage:

Solsten is working at the forefront of psychological AI psychological AI, empowering brands to understand and engage any audience at a deeply human level. Through its in-market products Traits and Navigator, Solsten helps companies decode the psychological drivers behind behavior, enabling them to build and market products that truly resonate and drive lasting engagement.

Trusted by industry leaders such as Peloton, Sony, Electronic Arts, and Epic Games, Solsten's clients have reported measurable business impact, including a 3× increase in conversion rates, a 25% reduction in customer acquisition costs, and a 15% improvement in user acquisition efficiency.

These figures are based on anecdotal feedback shared by clients and have not been independently verified by the Company.

Building on this foundation, Solsten recently launched Elaris, a revolutionary AI platform that lets you talk directly to any audience. Elaris transforms audience analysis, segmentation, and content personalization into real-time, interactive conversations.

By combining scientifically validated psychological data with cutting-edge generative AI, Elaris creates dynamic, chat-based audience personas that serve as living, responsive digital representations of real consumer groups. These personas do not just describe your audience; they engage with you, test your ideas, and co-create personalized content on demand.

Whether you are defining a new market, refining your messaging, or scaling creative testing, Elaris provides instant, science-backed insight into the motivations, values, and personality traits that drive behavior, giving you your own AI-powered focus group available 24/7.

Future Roadmap:

In the near term, Solsten aims to expand its platform to make psychological intelligence accessible across the global AI ecosystem. This next phase centers on the Solsten Psychological API and Model Context Protocol (MCP), which is planned to give agents and applications a living layer of audience understanding, potentially transforming raw data into human-like personalities, motivations, and narratives that people connect with.

Through these integrations, agents and products are expected to be able to adapt to audience-specific personalities, ask any audience for insight or validation, and automate targeting and creative orchestration to continuously optimize engagement. Solsten is already in pilot discussions with strategic partners to power adaptive agent personalities, hyper-personalized recommendations, and psychology-based audience insights across industries.

In parallel, the Company plants to accelerate its go-to-market strategy, strengthening enterprise sales and platform partnerships to drive adoption. At the same time, Solsten intends to continue advancing its unique psychological data assets to reinforce its mission to provide emotionally intelligent AI worldwide.

The Team

Officers and Directors

Name: Joseph Jack Schaeppi

Joseph Jack Schaeppi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder
  Dates of Service: April, 2018 - Present
  Responsibilities: CEO & Co-founder of Solsten. Responsible for strategy, product, and marketing.

Name: Bastian Bergmann

Bastian Bergmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Board Member
  Dates of Service: April, 2018 - Present
  Responsibilities: COO and Co-founder of Solsten. Responsible for strategy, and commercial activities.

Other business experience in the past three years:

- Employer: Luxembourg Chamber of Commerce
  Title: Advisor
  Dates of Service: January, 2018 - December, 2024
  Responsibilities: I advised the organization of marketing strategy and organizational structure topics.

Name: Sebastian Brent Weyer

Sebastian Brent Weyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief of Staff and Principal Accounting Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Chief of Staff at Solsten. Responsible for Finance, Operations, and HR.

Name: Jackson Reilly Vaughan

Jackson Reilly Vaughan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2022 - Present

Responsibilities: Board member and investor

Other business experience in the past three years:

- Employer: Konvoy Ventures
  Title: Managing Partner
  Dates of Service: September, 2018 - Present
  Responsibilities: Investor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information

about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value

than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Solsten, Inc. was formed on April 10, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Solsten, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it’s because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that

unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely

affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity.
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

Existing Secured Loan Could Limit Cash Flow and Increase Investor Risk
The Company is obligated under a secured revenue-based loan that requires fixed monthly payments and a minimum return to the lender, which may reduce available cash and increase the risk to investors if the Company cannot meet these obligations. Please see the Indebtedness section below for further information.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joe Schaeppi	4,631,210	Common Stock	19.979%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Crowdfunding SAFE Note.

Common Stock

The amount of security authorized is 25,000,000 with a total of 11,387,807 outstanding.

Voting Rights

One Vote Per Share

Material Rights

- Distribution rights & preferences:

Receives distributions only after all preferred stock preferences are satisfied.

- Liquidation rights & preferences:

Entitled to residual assets after payment of all debts and liquidation preferences of preferred stock.

- Dividend rights:

Dividends may be declared at the discretion of the Board, typically only after preferred dividends are paid (if declared).

- Preemptive rights:

Not included in the charter; governed by the Investors' Rights Agreement (IRA) for major investors.

- ROFR / Drag-Along / Tag-Along:

Not in the charter; provided in the IRA.

- Conversion rights:

Not applicable; common stock is the result of preferred conversion.

The total amount outstanding includes 2,553,559 shares under an equity incentive plan.

Series Seed Preferred Stock

The amount of security authorized is 3,314,876 with a total of 3,314,876 outstanding.

Voting Rights

Each share of preferred stock votes on an as-converted basis with common stock. Certain protective provisions require preferred approval (e.g., new senior securities, charter amendments, mergers).

Material Rights

- Distribution rights & preferences:

Preferred stock participates pro rata with other preferred holders based on liquidation and dividend preferences specified for each series (Seed, A, B).

- Liquidation rights & preferences:

Each preferred series has a liquidation preference equal to its original issue price plus declared but unpaid dividends, prior to common stock distribution. Typically, holders may convert and participate pro rata after the preference (per IRA).

- Dividend rights:

Non-cumulative; dividends declared on common must also be declared pro rata on an as-converted basis for preferred.

- Preemptive rights:

Major investors have a right of first offer (pro rata) in new issuances under the IRA (Section 2.1 of 2022 IRA).

- Right of first refusal (ROFR):

Company and certain preferred holders have ROFR on share transfers (Section 3 of IRA).

- Drag-Along rights:

Majority of common and preferred (voting together) can require minority stockholders to participate in an acquisition or merger under Drag-Along provisions (IRA Section 4).

- Tag-Along rights:

Holders have co-sale rights to participate proportionally in sales by founders or major holders (IRA Section 3.2).

- Conversion rights:

Each series of preferred is convertible into common stock at the option of the holder, initially 1:1, subject to adjustment for stock splits or dividends. Automatic conversion occurs upon (a) qualified IPO or (b) majority consent of preferred (IRA Section 5).

Series A Preferred Stock

The amount of security authorized is 4,587,369 with a total of 4,587,369 outstanding.

Voting Rights

Each share of preferred stock votes on an as-converted basis with common stock. Certain protective provisions require preferred approval (e.g., new senior securities, charter amendments, mergers).

Material Rights

- Distribution rights & preferences:

Preferred stock participates pro rata with other preferred holders based on liquidation and dividend preferences specified for each series (Seed, A, B).

- Liquidation rights & preferences:

Each preferred series has a liquidation preference equal to its original issue price plus declared but unpaid dividends, prior to common stock distribution. Typically, holders may convert and participate pro rata after the preference (per IRA).

- Dividend rights:

Non-cumulative; dividends declared on common must also be declared pro rata on an as-converted basis for preferred.

- Preemptive rights:

Major investors have a right of first offer (pro rata) in new issuances under the IRA (Section 2.1 of 2022 IRA).

- Right of first refusal (ROFR):

Company and certain preferred holders have ROFR on share transfers (Section 3 of IRA).

- Drag-Along rights:

Majority of common and preferred (voting together) can require minority stockholders to participate in an acquisition or merger under Drag-Along provisions (IRA Section 4).

- Tag-Along rights:

Holders have co-sale rights to participate proportionally in sales by founders or major holders (IRA Section 3.2).

- Conversion rights:

Each series of preferred is convertible into common stock at the option of the holder, initially 1:1, subject to adjustment for stock splits or dividends. Automatic conversion occurs upon (a) qualified IPO or (b) majority consent of preferred (IRA Section 5).

Series B Preferred Stock

The amount of security authorized is 4,600,000 with a total of 3,890,208 outstanding.

Voting Rights

Each share of preferred stock votes on an as-converted basis with common stock. Certain protective provisions require preferred approval (e.g., new senior securities, charter amendments, mergers).

Material Rights

- Distribution rights & preferences:

Preferred stock participates pro rata with other preferred holders based on liquidation and dividend preferences specified for each series (Seed, A, B).

- Liquidation rights & preferences:

Each preferred series has a liquidation preference equal to its original issue price plus declared but unpaid dividends, prior to common stock distribution. Typically, holders may convert and participate pro rata after the preference (per IRA).

- Dividend rights:

Non-cumulative; dividends declared on common must also be declared pro rata on an as-converted basis for preferred.

- Preemptive rights:

Major investors have a right of first offer (pro rata) in new issuances under the IRA (Section 2.1 of 2022 IRA).

- Right of first refusal (ROFR):

Company and certain preferred holders have ROFR on share transfers (Section 3 of IRA).

- Drag-Along rights:

Majority of common and preferred (voting together) can require minority stockholders to participate in an acquisition or merger under Drag-Along provisions (IRA Section 4).

- Tag-Along rights:

Holders have co-sale rights to participate proportionally in sales by founders or major holders (IRA Section 3.2).

- Conversion rights:

Each series of preferred is convertible into common stock at the option of the holder, initially 1:1, subject to adjustment for stock splits or dividends. Automatic conversion occurs upon (a) qualified IPO or (b) majority consent of preferred (IRA Section 5).

Crowdfunding SAFE Note

The security will convert into Crowdfunding stock (as defined below) and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: $1,000,000

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series B Preferred
  Type of security sold: Equity
  Final amount sold: $25,208,547.84
  Number of Securities Sold: 3,890,208
  Use of proceeds: Funding operations
  Date: January 10, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Debt
  Final amount sold: $1,400,000.00
  Use of proceeds: Funding operations
  Date: June 27, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $2,283,446 compared to $2,573,422 in fiscal year 2024.

The increase of $289,976 (12.7%) was driven primarily by a revenue and sales shift toward higher-value license packages as compared to selling stand alone products.

Cost of Sales

Cost of Sales for fiscal year 2023 was $1,656,290 compared to $1,447,865 in fiscal year 2024.

The decline reflects significantly lower Customer Success costs due to clear customer playbooks and an overall more efficient customer success setup, paired with lower hosting/domain costs ($189,815 vs. $131,260), partly offset by higher Player Research costs ($135,338 vs. $635,844)

Gross Margins

Gross margins for fiscal year 2023 were $627,156 compared to $1,125,557 in fiscal year 2024.

Gross margin improved from 2023 to 2024, reflecting both higher revenue and lower cost of sales.

Expenses

Expenses for fiscal year 2023 were $13,878,326 compared to $9,188,674 in fiscal year 2024.

Benefitting from a much more efficient operating setup across the company, expenses decreased across all key functions: Research & Development declined from $3,450,027 to $1,619,438; Sales & Marketing from $3,338,912 to $1,977,283; and General & Administrative from $2,792,559 to $2,385,341.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We believe historical cash flows may not be fully indicative of future performance, given the significant reduction in operating expenses from 2023 to 2024 and the shift in revenue mix toward higher-margin licensed offerings. Historically, cash demands were funded primarily through equity financing and existing cash balances (net cash provided by financing of approximately $3,940,061 in 2023), while operating cash outflows improved from 2023 to 2024.

Our goal is to continue increasing recurring revenue from our newly launched product Elaris, as well as our upcoming API / MCP layer while maintaining a leaner cost structure to move toward cash-flow breakeven.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2025, the Company had cash and equivalents of approximately $522,445. Short-term debt consisted primarily of corporate credit cards totaling approximately $63,127. The Company had long-term financial debt of approximately $1,333,081, along with other non-current liabilities.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations to extend runway and support product development and go-to-market plans. While we may pursue additional sources of capital (e.g., equity financing) in parallel, proceeds from this campaign would directly fund operations and growth initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Given current cash resources and historical burn rates, funds from this campaign are important to the Company's near-term viability. If the campaign reaches its maximum target, the proceeds would proportionally extend runway based on the average monthly operating cash outflow observed in 2024. Based on the Company's current forecast, funds raised in this campaign are expected to represent approximately 32% of the Company's cash needs for 2026.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, the amount will be invested into Marketing of Elaris and directly contribute to our expected revenue growth. At this level, the funds would extend the Company's runway by approximately one week based on current monthly operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, and under our current operating plan, we expect to reach profitability in 2026 as we continue expanding higher-margin licensed revenue streams and maintaining disciplined cost management.

This expectation is based on the Company's current operating plan and historical financial performance. Actual results may differ if revenues, expenses, or operating conditions vary from the Company's assumptions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has considered additional future sources of capital, including potential equity financing.

Indebtedness

- Creditor: Decathlon Alpha V, L.P.
  Amount Owed: $1,400,000.00
  Interest Rate: 0.0%
  Maturity Date: August 27, 2029
  The loan is a revenue-based facility of up to 2,400,000. Repayment occurs through revenue-based monthly payments with fixed minimum payment amounts rather than a traditional fixed amortization schedule. Interest accrues in an amount calculated based on the frequency, amount, and timing of payments required to generate a minimum interest return for the lender. The loan is secured by a continuing security interest in substantially all of the Company's assets, and the Company's subsidiaries and CEO have guaranteed the obligations under the loan.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $40,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales & Marketing
  92.5%
  Accelerate GTM for Elaris focusing on our PLG strategy.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  38.1%
  Scale the API and developer platform to support broad adoption across tools and integrations.

- Sales & Marketing
  9.5%
  Accelerate GTM and sales with targeted enterprise acquisition and PLG strategy. Drive adoption of Elaris across AI agent platforms and enterprise ecosystemLaunch ecosystem initiatives by seeding third-party tools powered by Elaris.

- Cost of goods sold
  12.8%
  Expand engineering & support to ensure reliability and customer success at scale.

- General & Administration
  32.1%
  Cover overhead expenses and fund the operational backbone of Solsten.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://solsten.io/ (https://solsten.io/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/solsten

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Solsten, Inc.

[See attached]

Solsten

Solsten, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Solsten, Inc. Management

We have reviewed the accompanying consolidated financial statements of Solsten Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided consolidated financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
November 19, 2025

SOLSTEN, INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	2,976,732	11,303,091
Accounts Receivable		708,385	278,254
Unbilled Revenue		900,787	469,179
Other Current Assets		194,896	334,671
Total Current Assets		4,780,800	12,385,195
Non-Current Assets:			
Fixed Assets, net	$	487,114	345,183
Intangible Assets, net		537,038	473,967
Right of Use Assets		172,134	-
Digital Assets - Cryptocurrency		29,704	29,704
Security Deposits		313,282	318,613
Total Non-Current Assets		1,539,272	1,167,467
TOTAL ASSETS	$	6,320,072	13,552,662
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	315,393	452,420
Unearned Revenue		1,162,838	837,359
Foreign Tax Liability		183,202	278,222
Other Current Liabilities		47,699	53,297
Short Term Lease Liability		71,906	-
Total Current Liabilities	$	1,781,038	1,621,298
Non-Current Liability:			
Long Term Lease Liability	$	116,713	-
Total Non-Current Liability	$	116,713	-
TOTAL LIABILITIES		1,897,751	1,621,298
EQUITY			
Common Stock	$	90	90
Preferred Stock		118	118
Treasury Stock		(20)	(20)
Additional Paid-in Capital		35,853,721	35,324,922
Accumulated Deficit		(31,357,686)	(23,364,991)
Cumulative Translation Adjustment		(73,902)	(28,755)
TOTAL EQUITY	$	4,422,321	11,931,364
TOTAL LIABILITIES AND EQUITY	$	6,320,072	13,552,662

See Accompanying Notes to these Unaudited Financial Statements

SOLSTEN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Service Revenue	$	2,573,422	2,283,446
Cost of Services		1,447,865	1,656,290
Gross Profit	$	1,125,557	627,156
Operating Expenses			
General and Administrative	$	2,385,341	2,792,559
Salaries and Wages		3,096,359	4,231,044
Research and Development		1,619,438	3,450,027
Sales and Marketing		1,977,283	3,338,912
Amortization Expense		25,889	13,909
Depreciation Expense		84,364	51,875
Total Operating Expenses		**9,188,674**	**13,878,326**
Total Loss from Operations	$	**(8,063,117)**	**(13,251,170)**
Other Income (Expense)			
Interest Income	$	104,654	138,845
Interest Expense		(337)	(1,015)
Foreign Currency Gains (Loss)		(158,573)	216,945
Other Income		146,080	93,092
Other Expenses		(21,402)	(54,277)
Total Other Income (Expense)		**70,422**	**393,590**
Net Income (Loss)	**$**	**(7,992,695)**	**(12,857,580)**

See Accompanying Notes to these Unaudited Financial Statements

SOLSTEN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Common Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/23	8,955,000	90	11,175,171	112	(202,000)	(20)	30,576,458	(10,507,411)	(4,591)	20,064,638
Issuance of Common Stock	10,416	-	-	-	-	-	4,499	-	-	4,499
Issuance of Preferred Stock - Series Seed	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series A	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series B:	-	-	617,282	6	-	-	3,971,682	-	-	3,971,688
Stock-based Compensation	-	-	-	-	-	-	772,283	-	-	772,283
Net income (loss)	-	-	-	-	-	-	-	(12,857,580)	-	(12,857,580)
Cumulative Translation Adjustment	-	-	-	-	-	-	-	-	(24,164)	(24,164)
Ending balance at 12/31/23	8,965,416	90	11,792,453	118	(202,000)	(20)	35,324,922	(23,364,991)	(28,755)	11,931,364
Issuance of Common Stock	70,832	-	-	-	-	-	60,579	-	-	60,579
Issuance of Preferred Stock - Series Seed	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series A	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series B:	-	-	-	-	-	-	-	-	-	-
Stock-based Compensation	-	-	-	-	-	-	468,220	-	-	468,220
Net income (loss)	-	-	-	-	-	-	-	(7,992,695)	-	(7,992,695)
Cumulative Translation Adjustment	-	-	-	-	-	-	-	-	(45,147)	(45,147)
Ending balance at 12/31/24	9,036,248	90	11,792,453	118	(202,000)	(20)	35,853,721	(31,357,686)	(73,902)	4,422,321

See Accompanying Notes to these Unaudited Financial Statements

SOLSTEN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(7,992,695)	(12,857,580)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Amortization Expense		25,889	13,909
Depreciation Expense		84,364	51,875
Stock Based Compensation		468,220	772,283
Decrease (Increase) in:			
Accounts Receivable		(430,131)	5,948
Unbilled Revenue		(431,608)	(145,829)
Other Current Assets		139,775	(65,122)
Digital Assets - Cryptocurrency		-	296
Security Deposits		5,331	(238,939)
Increase (Decrease) in:			
Accounts Payable		(137,027)	22,252
Unearned Revenue		325,479	112,451
Foreign Tax Liability		(95,020)	278,222
Operating Lease Liability		16,485	-
Other Current Liabilities		(5,598)	(40,930)
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(33,841)	766,416
Net Cash used in Operating Activities	$	(8,026,536)	(12,091,164)
INVESTING ACTIVITIES			
Net Acquisitions and Disposals of Fixed Assets	$	(226,296)	(295,484)
Net Acquisitions and Disposals of Intangible Assets		(88,960)	(150,152)
Net Cash used in Investing Activities	$	(315,256)	(445,636)
FINANCING ACTIVITIES			
Issuance of Preferred Stock		-	3,971,688
Issuance of Common Stock		60,580	4,499
Net Cash provided by Financing Activities	$	60,580	3,976,187
Cash at the beginning of period		11,303,091	19,887,868
Net Cash decrease for period	$	(8,281,212)	(8,560,613)
Effect of exchange rate changes on cash and cash equivalents		(45,147)	(24,164)
Cash at end of period	$	2,976,732	11,303,091

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	337	1,015
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

Approximately $206,000 of ROU assets were recognized through operating leases in 2024.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Solsten, Inc. ("the Company") was incorporated in the State of Delaware on April 10, 2018, under the name 12traits, Inc., and subsequently rebranded to Solsten, Inc. on June 9, 2021. The Company's headquarters are located in Minnesota, USA.

The Company operates a Software-as-a-Service (SaaS) platform that leverages artificial intelligence (AI) and predictive analytics to provide psychological consumer insights to its customers. Its technology enables clients to understand, validate, and develop marketing strategies and products tailored to specific target audiences worldwide.

The Company's customers are located globally, with the largest concentration in North America and Europe, served primarily through its subsidiaries: Solsten S.à r.l. in Luxembourg and Solsten GmbH in Germany.

The Company intends to conduct a crowdfunding campaign under Regulation CF in 2026 to raise additional operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Credit Policies and Concentrations</u>

The Company' s standard credit terms are 30 days. Credit risk is assessed individually for each customer, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major customers.

As of December 31, 2024, accounts receivable from two customers, detailed in the accounts receivable section, each represented more than 10% of the total accounts receivable balance. The Company regularly monitors concentrations of credit risk as part of its overall risk assessment.

<u>Substantial Doubt about the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to optimize operations to achieve profitability by streamlining cost structures, prioritizing high-margin revenue streams, improving operational efficiency, and strengthening recurring revenue and cash flow predictability. However, there is no guarantee of success in these efforts. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements of the Company include its wholly owned subsidiaries, Solsten S.à r.l. in Luxembourg, formed on August 10, 2021, and Solsten GmbH in Germany, formed on February 2, 2022. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Consolidation – Foreign Operations

The consolidated financial statements of the Company include its wholly owned subsidiaries, Solsten S.à r.l., operating in Luxembourg, and Solsten GmbH in Germany. All significant intercompany transactions and balances are eliminated in consolidation.

Operations outside the United States are subject to risks inherent in operating under different legal systems and in various political and economic environments. Such risks include changes in existing tax laws, potential limitations on foreign investment and income repatriation, government-imposed price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2024 and 2023, the Company reported $324,167 and $463,483, respectively, in losses from foreign subsidiaries. Net assets of foreign operations were ($1,380,856) and ($1,122,075) as of December 31, 2024 and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are their respective local currencies. The consolidated financial statements of the Company's foreign subsidiaries are translated into U.S. dollars for consolidation purposes. All balance sheet accounts are translated using exchange rates in effect at the balance sheet date, while income statement amounts are translated using the average exchange rate for the year. Accumulated net translation adjustments are reported separately in other comprehensive losses within the consolidated financial statements. Foreign currency translation adjustments resulted in losses of $45,147 and $24,164 in 2024 and 2023, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in currencies other than the functional currency totaled approximately ($158,573) and $216,945 in 2024 and 2023, respectively, and are included in other expenses in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company held cash and cash equivalents totaling $2,976,732 and $11,303,091 as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. Combined accounts receivable balances are as follows:

Description	2024	2023
Trade Accounts Receivable	708,385	278,254
Less: Allowance for Doubtful Accounts	-	-
Totals	**708,385**	**278,254**

As of December 31, 2024 and 2023, the Company's accounts receivable were concentrated among a few major customers. The customer concentrations were as follows:

Customer	2024	2023
Dodreams LtdPanimokatu 2A	-	16%
Geewa a.s.	-	16%
Harmony Games Inc.	-	11%
Roboto Games, Inc.	-	11%
Electronic Arts Inc.	26%	-
Tilting Point Media LLC	15%	-

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance during the year were as follows:

Description	2024	2023
Balance at Beginning of Year	-	-
Provision Charged to Expense	289,600	162,500
Write-Offs	(289,600)	(162,500)
Balance at End of Year	-	-
Totals	**-**	**-**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense recorded during 2024 and 2023 was $84,364 and $51,875, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is shown below.

Property Type	**Useful Life in Years**	**2023**	**2022**
Computer and Equipment	5	518,150	323,274
Leasehold Improvements	7	66,811	89,452
Less Accumulated Depreciation		(97,847)	(67,543)
Totals		**487,114**	**345,183**

Intangible Assets

The Company applies ASC 350, Intangibles-Goodwill and Other, to account for its patents, trademarks, and domains/websites, including recognition at cost, amortization for finite-lived assets, and impairment testing for both finite- and indefinite-lived intangibles.

Domain names and website intangible rights are recorded at cost, including purchase and transfer fees, while related marketing or content costs are expensed as incurred. Domains/websites assessed as indefinite-lived are not amortized and are subject to impairment testing at least annually; finite-lived balances are amortized over their estimated useful lives and reviewed for impairment upon the occurrence of indicators.

Trademark costs are recorded at cost and include external registration and legal expenses; internal development and marketing/promotional costs are expensed as incurred. Trademarks with finite lives are amortized over their estimated useful lives, while indefinite-lived trademarks are not amortized and are tested for impairment at least annually or more frequently if indicators arise.

Patent costs are recorded at cost and include external registration, documentation, and legal fees associated with the application; internal development costs are not capitalized. Patents are amortized on a straight-line basis over their estimated useful lives and are reviewed for impairment when indicators arise, with any loss measured as the excess of carrying amount over fair value and recognized in continuing operations.

Amortization expenses recorded for the Company's intangible assets during 2024 and 2023 were $25,889 and $13,909, respectively.

A summary of the Company's intangible assets as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Domains/Websites	-	14,166	14,166
Trademark	5	47,637	42,746
Patents	5	521,591	437,747
Less Accumulated Depreciation		(46,355)	(20,692)
Totals		**537,039**	**473,967**

Digital Assets

The Company holds (a) crypto-assets and (b) fiat-denominated balances maintained with digital-asset platforms or custodians.

Crypto-assets are classified as Other Assets or Intangible Assets under ASC 350, and the Company presents them separately as Digital Assets. These assets are measured at cost, less any impairment, with losses recognized when fair value declines below carrying value and is not recoverable. Changes in fair value during 2023 and 2024 were negligible. Under current U.S. GAAP crypto-assets are not considered cash, cash equivalents, or financial instruments.

Fiat balances held at digital-asset platforms do not meet the definition of cash or cash equivalents under ASC 230 and ASC 305, as they are not demand deposits or short-term, highly liquid investments. These balances are also presented as Digital Assets.

As of December 31, 2024 and 2023, the Company held $29,064 in digital assets – crypto and $640 in digital assets – fiat.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing access to its proprietary AI-driven platform and related technology solutions to customers under subscription-based and usage-based contracts. Payments are generally received either upfront or on a monthly basis under 30-day billing terms.

The Company's primary performance obligation is to provide continuous access and usage rights to its platform and related services over the contract term. Revenue is recognized over time, as the services are provided, in a manner that reflects the transfer of control to the customer.

The Company recorded deferred revenue of $1,162,838 and $837,359 as of December 31, 2024 and 2023, respectively, representing amounts invoiced in advance of performance and recognized as revenue over the related service periods.

Unbilled revenue amounted to $900,787 and $469,179 as of December 31, 2024 and 2023, respectively. These represent revenue earned from satisfied performance obligations that had not yet been invoiced as of year-end and are expected to be billed and collected within the subsequent fiscal period.

Sales and Marketing Expense

Sales and marketing expenses associated with marketing the Company's products and services are expensed as costs are incurred.

Research and Development

The Company invests in research and development initiatives focused on advancing psychological AI technologies, predictive analytics, and audience modeling. R&D expenditures are primarily related to algorithm development, platform enhancements, and maintenance of high-fidelity psychometric datasets. Costs are expensed as incurred, and no significant R&D-related assets are capitalized on the balance sheet.

General and Administrative

General and administrative expenses consist primarily of costs related to the overall operations and management of the business. These include professional services such as legal, accounting, finance, consulting, and recruitment; insurance; rent and lease expenses; office and operations software; utilities; repairs and maintenance; and other corporate overhead costs.

Equity Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Stock Compensation." The fair value of stock options and other equity awards granted to employees is measured at the grant date and recognized as compensation expense over the vesting period, typically on a straight-line basis. For non-employee awards, the Company adopted ASU 2018-07, which permits measurement of options at their intrinsic value, defined as the excess of the fair value of the underlying stock, as determined by independent third-party 409A valuations, over the exercise price of the option.

For all stock-based awards, the Company determines the fair value of the underlying common stock using independent third-party 409A valuations, due to the absence of an active public market for its stock. Option grant fair value is based on the reasonable FMV determined as of the grant date (using the 409A assessment) and recognized as compensation expense over the requisite service period.

For equity awards granted to non-employees, compensation cost is measured based on the fair value of the equity instrument as of the date when the counterparty's performance is complete or the service commitment is otherwise achieved, and is credited to additional paid-in capital.

Total stock-based compensation expense recognized and credited to additional paid-in capital was $468,220 and $772,283 for the years ended December 31, 2024 and 2023, respectively.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted Average Exercise Price**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2023	691,750	1.81	1.07
Granted	1,270,250	2.11	1.08
Exercised	10,416	2.12	1.07
Expired/cancelled	851,626	2.27	0.92
Total options outstanding, December 31, 2023	1,099,958	2.27	0.92
Granted	920,042	2.11	0.47
Exercised	81,248	2.12	0.41
Expired/cancelled	1,237,252	2.27	0.40
Total options outstanding, December 31, 2024	$ 701,500	$ 2.27	$ 0.40
Options exercisable, December 31, 2024	$ 701,500	$ 2.27	$ 0.40

The following summarizes the Company's stock option vesting activity for the periods ended December 31, 2023 and 2024:

Options vested, January 1, 2023	203,949
Vested During the year	242,095
Options vested, December 31, 2023	446,044
Vested During the year	234,110
Options vested, December 31, 2024	680,154

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	4,919,275	2,462,278
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(22,435)	(55,682)
Other Temporary Differences	1,642,893	1,468,681
Gross Deferred Tax Asset	**6,539,733**	**3,875,276**
Less: Valuation Allowance	(6,539,733)	(3,875,276)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal net operating loss (NOL) carryforwards of approximately $16,485,506 and $8,251,602, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but their utilization is limited to 80% of taxable income in a given year. The Company also has California state NOLs, which expire 20 years from the year generated. Utilization of both federal and state NOLs may be further limited under Section 382 of the Internal Revenue Code in the event of an ownership change.

Components of Income Tax Expense (Benefit)

The table below summarizes the components of the Company's income tax benefit for the years ended December 31, 2024 and 2023.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	6,539,733	3,875,276
Valuation Allowance	(6,539,733)	(3,875,276)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(653,297)	21%	(1,712,337)	21%
State taxes, net of federal benefit	(275,007)	9%	(720,812)	9%
Permanent differences	191,234	-6%	652,595	-8%
Change in Valuation Allowance	-	0%	-	0%
Other	-	0%	-	0%
Total Income Tax Expense (benefit)	**(737,070)**	**24%**	**(1,780,554)**	**22%**

Explanation of Significant Reconciling Items:

The Company's effective income tax benefit differs from the U.S. federal statutory rate of 21% primarily due to state taxes, net of federal benefit, and permanent differences, which arise from non-deductible expenses and other items that are not taxable or deductible for federal or state purposes. No change in the valuation allowance or other reconciling items were recorded during the periods presented.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has an existing operating lease for office space, commencing June 1, 2024, with an initial monthly rent of $6,023, which increases annually to $6,581, and terminates on August 31, 2027. As of December 31, 2024, the lease-related right-of-use (ROU) asset and lease liability are recognized in accordance with ASC 842. Details of the ROU asset, lease liability, and other pertinent lease information are summarized below:

		2024
Amortization of ROU assets		34,786
Operating lease expense		40,577
Other Information		
Operating cash outflows from operating leases		24,092
ROU assets obtained in exchange for new operating lease liabilities		-
Weighted-average remaining lease term in years for operating leases		3
Weighted-average discount rate for operating leases		8%
Maturity Analysis		Operating
	2025-12	73,540
	2026-12	75,746
	2027-12	51,693
	Thereafter	-
Total undiscounted cash flows		200,978
Less: present value discount		(12,359)
Total lease liabilities		188,619

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024 and 2023, the Company had no current or long-term loans, notes payable, or similar obligations, outside of the normal course of operations.

NOTE 6 – EQUITY

Upon incorporation as 12traits Inc. in 2018, the Company's Articles of Incorporation authorized the issuance of 12,000,000 shares of Common Stock with a par value of $0.00001 per share. In January 2023, after a name change to Solsten Inc. in 2021, the Articles of Incorporation were amended to increase the authorized Common Stock and to provide for the issuance of Preferred Stock.

The Company is now authorized to issue up to 25,000,000 shares of Common Stock and a total of 12,502,245 shares of Preferred Stock, all with a par value of $0.00001 per share, as follows: 3,314,876 shares of Series Seed Preferred Stock; 4,587,369 shares of Series A Preferred Stock and 4,600,000 shares of Series B Preferred Stock.

The Company's Bylaws have not been amended since incorporation and provide for the following with respect to Common Stock:

Voting Rights: Each holder of Common Stock is entitled to one vote per share held.

Dividend Rights: Dividends on Common Stock, if any, are declared at the discretion of the Board of Directors and are payable out of funds legally available for distribution. No dividends have been declared as of the reporting date.

Other Rights: Holders of Common Stock do not have preemptive, subscription, or redemption rights.

The Bylaws and Articles do not specify the rights, preferences, or privileges (including voting and dividend) of any class of Preferred Stock. Such rights, if any, are to be determined by the Board of Directors upon issuance.

The following table summarizes the Company's issued and outstanding common and preferred stock as of December 31, 2024 and 2023:

Equity	2024	2023
Common Stock		
Total Issued Common Stock	9,036,248	8,965,416
Less: Treasury Stock	(202,000)	(202,000)
Total Issued & Outstanding Common Stock	8,834,248	8,763,416
Preferred Stock		
Series Seed (PS)	3,314,876	3,314,876
Series A (PA)	4,587,369	4,587,369
Series B (PB)	3,890,208	3,890,208
Total Issued Preferred Stock	11,792,453	11,792,453
Total Issued & Outstanding Preferred Stock	11,792,453	11,792,453

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 19, 2025, the date these consolidated financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through November 19, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

On June 27, 2025, the Company entered into a Revenue Loan and Security Agreement with an external lender providing for a revenue-based loan of up to $2,400,000. The facility includes an initial advance of $1,400,000 and two additional tranches of $500,000 each, available through June 30, 2026, subject to performance criteria.

Interest accrues on outstanding amounts, and monthly payments increase over time based on the amounts drawn. The loan is secured by a continuing security interest in substantially all of the Company's assets.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Own the Future of Emotionally Intelligent AI - Invest in Solsten

Solsten unlocks the “why” behind every action with one of the largest psychological datasets: built from 1.5M direct assessments and our proprietary AI analysis of how 100M+ people play games. Trusted by LEGO, Peloton, and Sony, Solsten delivers the missing layer for emotionally intelligent AI. Invest now and help shape the future of digital life.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Solsten
The psychological intelligence layer for emotionally aware AI

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
25% Discount

MIN INVEST	VALUATION CAP
$300	$40M

REASONS TO INVEST

Trusted by world class brands: You’ll join the company trusted by LEGO, Sony, Meta, Electronic Arts, and Zynga to help them understand audiences at a psychological level and create, market, and scale experiences that truly resonate. The company has generated more than $10M in lifetime revenue.

Some customers working with our insights have reported up to a 3x increase in conversion rates and up to a 25% reduction in customer acquisition costs, based on feedback.

Solsten is building for the broader AI economy, where worldwide AI spending is forecast to approach $2T in 2026: Against this broader AI spending backdrop, demand is growing for AI with empathy and psychological insight. LLMs, AI agents, personalization engines, marketers, and creators all need unique audience understanding to stand out, which we estimate represents a $186B opportunity** across synthetic audiences, emotionally intelligent marketing, and adaptive agents. You’re investing in the core infrastructure we’re positioning to power this potential increase in demand.

Proprietary psychological dataset at scale: Over the last 7 years, we built one of the largest first-party psychological datasets globally to our knowledge with insights on 200,000+ audiences, drawn from a sample we believe represents approximately 3.4B global gaming consumers***. Our validated first-party dataset measures over 150 psychological traits which we believe gives Solsten a defensible, first-party data moat that sets us apart with 16 patents on our technology.

*The figure is provided for industry context and does not represent Solsten's addressable market.

*This figure is the company's own estimate, created by combining published market size data from four adjacent AI markets: AI marketing, research & insights, personalization, and AI agents. These markets are not categorized together by any independent third-party source.

***The 3.4 billion figure reflects the estimated size of the global gaming population and is used to describe representativeness, not the number of individuals directly assessed.

TEAM



Joseph Jack Schaeppi • CEO, Co-Founder

Psychotherapist, former Head of UX at Big Fish Games, and UX Director at McCann. Founder and former CEO of Epicstoke, Joe holds an MS in Clinical Psychology. His background in cognitive-behavioral science and interactive design has shaped Solsten's mission to make technology better and more sustainable for humans.

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Bastian Bergmann • COO, Board Director & Co-Founder

Strategic advisor and business innovation expert. Founder and CEO of WATTx, BCG consultant. MS in Applied Economics and Harvard Business Review Author of Press Play: Why Every Company Needs a Gaming Strategy. Bastian brings the business vision to scale Solsten's offering globally.

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Sebastian Brent Weyer • Chief of Staff and Principal Accounting Officer

Former Co-Founder & CEO of Statice, scaling the company from inception to exit to PwC Germany while securing VC funding and serving well-known enterprise clients. Sebastian is driving finance, business operations at Solsten.

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Jackson Reilly Vaughan • Board Member

Jackson Reilly Vaughan is a seasoned venture investor and board member. As Managing Partner at Konvoy and an active board member across multiple high-growth technology companies, he brings deep expertise in interactive entertainment, platform technologies, and early-stage company building.

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The Investment Opportunity

Joe Schaeppi saw something other technologists missed.

As both a psychotherapist and a gaming executive, he realized that people reveal who they truly are through play. In games, individuals make authentic choices, far more meaningful than clicks, browsing history, or self-reported behaviors. For Joe, games became a living laboratory for understanding human cognition at scale.

Together with co-founder Bastian Bergmann, Joe built Solsten on a simple conviction:

Technology should adapt to people, not the other way around.

To create AI and digital products that genuinely resonate with humans, you first need to understand them: what moves them, motivates them, and drives them to act.


Our clients include
SONY
PELOTON
EPIC GAMES
LEGO
Meta
SUPERCELL
DRAFT KINGS
dentsu
zynga
PLAION
ACTIVISION BLIZZARD
WESTWING

Like Nvidia, we began in gaming by design. They went to where GPUs were used most heavily at the time. For us, it is the only environment where people naturally exhibit deep psychological patterns and willingly complete 60+ question psychometric assessments due to their passion for play. With this foundation, we developed one of the leading psychological consumer-insights platforms, trusted by companies like Sony, Zynga, and Electronic Arts. These early products were our booster rockets, building our IP, models, and defensible moat. Today, we are sitting on one of the biggest treasure troves of data needed for cognitive, emotionally aware models.

Now, we are turning our database of human understanding and insight into action. We believe our newest products, **Elaris** (in soft launch) and our **Human Context API/MCP** (expected to launch March 2026), will make this possible by bringing psychology-driven intelligence directly into AI and digital experiences.

Backed by leading venture investors like Konvoy, RedBird, and Galaxy, and $35M in investments, we are now opening Solsten to the broader retail investment community. We want to elevate human-AIinteraction to be safer, more authentic, trust building, pleasantly engaging, and meaningful while allowing as many people as possible to participate in the journey ahead. We believe that it isn't just our own, but also an important frontier for all of us.

With a clear strategy in place, we look to reach profitability in late 2026 and grow to $5.2 million in ARR by the end of that year.

These projections are based on the Company's internal financial model and involve assumptions that may not occur as expected.

The Problem


PEOPLE WANT AI THAT FEELS HUMAN,
but today's systems can't deliver because they lack real psychological insight.

Statements reflect the Company's view of current AI limitations.

We believe today's AI generally delivers copy-paste content and generic experiences because it's trained on shallow, scraped data. LLMs predict language, not people, optimizing for what works for most, not what resonates for each individual.

And consumers agree:

- 69% say it's important that AI-powered interactions don't feel robotic.
- 75% prefer speaking to a real human for support.
- 81% are more likely to buy when brands offer personalized experiences.

Without real psychological data, teams are left guessing what motivates their audiences. The result? Wasted spend, disengaged users, and brands that all sound the same.

This reflects the Company's perspective on challenges faced by teams using traditional data.

Our Solution

This is why Solsten is now building the human context layer for AI.

Over the last seven years, our adaptive psychological assessment, measuring more than 150 traits, has generated one of the most comprehensive first-party datasets for understanding and building for any audience. It represents psychological depth across 3.4 billion consumers globally attached to all of their favorite brands and interests, making up over 200,000 audiences.

This dataset forms the foundation of our new platform, which brings real psychological intelligence into AI systems. It enables agents, recommendations, and digital experiences that align with human emotion, motivation, and behavior.



Elaris
New Thread
Content Library
Brand Books
1. Leverage Streaming and Digital Platforms
2. Emphasize Humor, Integrity, and Friendship
Target a psychological segment
Entire Audience
Skeptical Individualists
Confident Socializers
Sensitive Altruists
Risk-Averse Improvisers
Ask for anything
Add a brand
Recommendations for Expanding Brand Awareness

Companies use Solsten to:

- Test and validate marketing campaigns and product features before launch
- Optimize strategies and make predictions by testing these with real digital twin consumer audiences
- Instill personality into AI agents and bots

All leading to faster decisions, stronger engagement, and truly personalized customer journeys.

So, How Does It Work?

Our adaptive psychological assessment measures over 150 traits from real people based on validated psychometric models. We consensually collect data on personality, communication styles, motivation, competitiveness, values, culture, wellbeing, affinities, emotions, and **much more**. It's a full 360 view of what makes a person who they are.


HOW DOES IT WORK?
Adaptive assessment
Solsten sends out its machine learning questionnaire in apps and games to anonymously measure over 150 unique traits like personality, communication styles, motivation, competitiveness, values, and emotions along with interest and preference data from real people based on validated psychometric models.
Cognitive-behavioral profile prediction
Solsten AI can ingest behavior data after the assessment has been made to predict psychological traits based on actions in the product or game alone. The more experiences, profiles, and behaviors our AI understands, the faster and more accurate it makes trait predictions while knowing which behaviors are most authentic.
Digital twin audience creation
When Traits, Elaris, or our future API use audiences, they carry 1 to 1 personalities, thinking styles, and behaviors from real people making any modeling work for testing from how they might respond as close to the real thing you can get but so much faster and at scale.

This creates the foundation for our audiences built on real psychological profiles, not scraped behavior. So they're not synthetic, but real digital twins.


PATENTS
19
Patents pending
16
Patents issued

All of this is also backed by our patent portfolio spanning 16 patents in the US, Europe, and Japan.

From there, we power three core products:

THREE CORE PRODUCTS

Solsten Traits

A continuously updated, proprietary trait-measuring AI model powers a personalized dashboard, giving real-time insight into how your audience evolves and enabling personalization of any experience for each individual.

For product teams, marketers, researchers, and UX teams.

Elaris

The human-understanding AI that lets you speak to any audience in the world.
Marketing teams use it to build campaigns, product teams design features from psychological insights, agencies test creative concepts, content creators craft resonant material, and founders use their audience as a real-time co-pilot for product-market fit and expansion.

For marketers, agencies, content creators, and founders.

Human Context

Transforms audience data into dynamic human profiles, enabling teams and agents to anticipate reactions, refine targeting, enhance AI models, shape ideal personalities for any interaction, and continuously improve experiences to better resonate with users.

For AI developers and enterprise teams.

If ChatGPT knows what people are saying, Solsten is designed to help understand who people are.

That difference matters because behavioral data tells you what happened.
Psychology tells you why.

Market Opportunity

Demand for AI with empathy and psychological insight is growing. LLMs, AI agents, personalization engines, marketers, and content creators all need a deep, unique understanding of their audiences to stand out.

The total addressable market is $186 billion.

- Agents that adapt to individuals represent $23 billion.
- Hyper-personalized experiences account for $22 billion.
- Synthetic audiences for instant consumer insight and testing make up $94 billion.
- Marketing and ad targeting based on what emotionally connects, rather than what you viewed yesterday, is $47 billion.

Total addressable market figure is the Company's internal estimate created by combining multiple adjacent AI market categories and is not a single independently published market size. The individual market figures are sourced from third-party reports describing separate industries.


MARKET
OPPORTUNITY
$186B
Total addressable market opportunity
$94B
Digital twin audiences
Audiences for instant insights, as well as creating and testing new experiences
$23B
AI Agents
AI agents that adapt to individuals
$22B
Personalization
Hyper-personalized experiences
$47B
Marketing & ad targeting
Marketing and ad targeting based on what emotionally connects

Industry leaders and experts are sounding the alarm:


forbes.com
"As the AI market approaches a $2 trillion valuation, the winners won't be those with the most sophisticated algorithms, but rather the ones that best understand the humans using them."
– Forbes, September 2025

*Source

We're building the human infrastructure layer for AI across the entire internet, bringing people personalized content, humanizing AI, and experiences driven by psychological data.

These are AI systems that understand motivation, culture, well-being, and communication styles.


OUR MILSTONE TIMELINE
Q1 2026
Elaris Ads GTM Planned
Plan to go to market with our AI agent that selects, rejects, and optimizes ads built off of the digital twin's psychology from your target audience.
Q1 2026
Elaris Personal Launch Planned
Plan to release an AI built on real human psychology that understands you, talks like you, reasons like you.
Q2 2026
Human Context API + MCP Planned
Goal is for any agent or platform to adopt any audience's psychology. Solsten plans to become the human-psychology layer of the internet.
Q2 2026
Major AI Partnerships Planned
Plan to activate partnerships with OpenAI, Google (currently in discussions). Solsten is already accepted to Nvidia Inception Program.
Q2 2026
Elaris Personal Release Planned: Friends & Partners
Plan is for users to decide, and chat together with shared chat and real psychology.
Q3 2026
Free Traits Expansion Planned
Goal is to release Freemium Traits (for select companies) and grow Solsten's psychological dataset.
Q4 2026
Industry Modules Planned
Goal is to release Solsten Finance, Solsten Health, Solsten Ed launch - psychology-personalized finance, care, and learning.

All milestones and timing shown are forward-looking targets based on the Company's current operating plan and are subject to change. Product features, integrations, partnerships, and launch dates are not guaranteed, and actual results may differ.

Traction

Our journey until here was backed by leading venture capital investors such as RedBird Capital, Galaxy Interactive, Konvoy, and Alumni Ventures. We've raised over $35 million in venture capital and built a team of experts in psychology, AI, and scalable technology with people coming from CERN, Google, Cambridge, and other major technology players and institutions.


$35M+
PREVIOUSLY RAISED
Our clients include
SONY
EA
DRAFT KINGS
PELOTON
SUPERCELL
dentsu

Over the last 7 years, leading companies in the entertainment space, such as Sony, Electronic Arts, and Zynga, as well as global brands such as Peloton, Dentsu and Lego worked with our consumer insights platform.

★★★★★

"Solsten was instrumental in Monopoly Solitaire's success. The game exceeded expectations and we experienced dramatic velocity improvements."

Zach Pond,
VP of Marketing, Mobilityware

★★★★★

"Solsten is like having a better pair of glasses, it sharpens your perspective on everything."

Raph Koster,
CEO Playable Worlds, Creator of Star Wars Galaxies & Ultima Online

★★★★★

"Working with Solsten is like an unfulfilled dream. The psychographics is what truly matters. Only Solsten has it. Everything else is guesswork."

Bradley Bifulco,
Global Creative Director, Zynga

★★★★★

"Solsten allowed us to make a game that feels familiar but also stands out in the market - something that's very difficult to achieve."

Sophie Vo,
Studio & Game Lead, Voodoo

★★★★★

"This is going to fundamentally change how we do marketing and design."

Craig Kossin,
EVP, UX MRM McCann

★★★★★

"Elaris is the first AI tool that actually feels like a creative partner. It helps me get clear on who I'm writing for, gives me ideas that are actually useful, and makes it easier to back up my choices with solid insights."

Sarah B.,
Head of Marketing, Mathleaks

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Read more case studies here ->

Over the last 7 years, we built our intellectual property, models, and competitive advantage. Now with **Elaris** and **Human Context**, we're expanding into new markets beyond gaming.

Elaris launched its closed beta in Q3 2025 and is already showing strong validation:

$35k

revenue in its first month during soft launch from a limited invite to people in our 14k waitlist

25%

product stickiness in its first month during soft launch

First clients including global ecommerce powerhouse Westwing, human-centered agencies like WRTHY, and the Angry Birds studio Rovio.


"Elaris builds content that actually feels different and like it's made for our specific audience."
WESTWING
Christina Mayr,
VP New Sales Channels, Westwing

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Based on our current operating plan, we are **targeting** approximately **$2.3 million** in annual recurring revenue (ARR) by year-end **2025** and **targeting** profitability in **late 2026**.

These projections reflect the Company's internal operating plan and are not guarantees of future results. Actual results may differ.


$2M
in ARR by the end of 2025
$10.6M
in ARR by the end of 2026
Profitability expected in 2026

These projections reflect the Company's internal operating plan and are not guarantees of future results. Actual results may differ.

How We Make Money

Solsten operates a B2B-first revenue model with an average contract value (ACV) of ~$50,000. We generate revenue through three core products, each serving a different user group of the AI and digital-product ecosystem:


Solsten Traits
Our flagship B2B SaaS platform used by enterprise teams to understand audiences with clinical-grade psychological precision.
Average contract value:
~$50,000
per contract.
Elaris
A prosumer psychological-AI copilot that gives individuals and small teams direct access to talk to 200k+ unique audiences from our database."
Pricing: Elaris Pro
Starts at $199
per month.
Human Context
A B2B platform that brings Solsten's psychological intelligence into any AI system or product.
Pricing: Usage-based API & MCP model that scales revenue with client adoption and volume.

Collectively, we believe these products enable a multi-tiered revenue strategy, from individuals to global enterprises, anchored in a strong, defensible psychological-data moat.

Use of Funds

We plan to invest the capital into initiatives that accelerate adoption, strengthen our technical advantage, and support long-term sustainable growth:

USE OF FUNDS

Accelerate go-to-market and sales

Expand our sales & marketing team by 200% to drive revenue and mass adoption, scale enterprise acquisition, and execute multi-channel campaigns targeting marketing teams, product teams, and AI builders.

Expand engineering and support

Strengthen reliability and infrastructure by expanding our AI team by 20%, and customer success by 30% to support increasing usage across enterprise clients and API partners.

Drive adoption of Elaris

Build integrations across AI-agent platforms, enterprise ecosystems, and creative tools. Support third-party developers building new products powered by Elaris.

Advance our psychological-AI moat

Continue growing the depth and breadth of our proprietary psychological dataset, the core competitive advantage behind all Solsten products.

References to a "psychological-AI moat" reflect the Company's view of its dataset and technology.

Join us in building emotionally intelligent AI

AWARDS

FAST COMPANY BEST WORKPLACES FOR INNOVATORS 2023

One of Fast Company 100 Most innovative workplaces

POCKET GAMER MOBILE GAMES AWARDS 2023 WINNER MOST PROMISING AI GAMES TECH

Pocket Gamer Mobile Games Award:

Most promising AI Games Tech

Solsten is already a trusted name in gaming and beyond. Named one of Fast Company's Best Workplaces for Innovators (2023) and winner of the Mobile Games Award for Best AI Tool (2023), we're now ready to tackle the $186B opportunity* in humanizing AI.

**This figure is the Company's internal estimate created by combining multiple adjacent AI market categories and is not a single independently published market size.*


MEDIA MENTIONS
USA TODAY
FAST COMPANY
GB GAMESBEAT
BUSINESS INSIDER
Forbes
HARVARD BUSINESS REVIEW
THOUGHT ECONOMICS
INTERNATIONAL BUSINESS TIMES
IMD

Logos shown reflect publications where Solsten has been mentioned. Some links may be contributor, sponsored, or partner content and may not represent independent editorial coverage.

In a world flooded with artificial content, the next breakthrough won't be more artificial intelligence, it will be deeply human intelligence. Solsten is building the emotional intelligence layer that makes AI truly understand people.

Now, you have the opportunity to shape the future.

Join us.


Invest in Solsten on StartEngine
Solsten

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St. Paul, MN 55101

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Solsten unlocks the "why" behind every action with one of the largest psychological datasets: built from 1.5M direct assessments and our proprietary AI analysis of how 100M+ people play games. Trusted by LEGO, Peloton, and Sony, Solsten delivers the missing layer for emotionally intelligent AI. Invest now and help shape the future of digital life.

TERMS

Solsten

Overview

AMOUNT RAISED
$0

VALUATION CAP
$40M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
25.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$6,320,072	$13,552,662
Cash & Cash Equivalents	$2,976,732	$11,303,091
Accounts Receivable	$708,385	$278,254
Short-Term Debt	$1,781,038	$1,621,298
Long-Term Debt	$116,713	$0
Revenue & Sales	$2,573,422	$2,283,446
Costs of Goods Sold	$1,447,865	$1,656,290
Taxes Paid	$0	$0
Net Income	-$7,992,695	-$12,857,580

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock in Solsten. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $40,000,000.00 Valuation Cap or if less, then you will receive a 25.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

<u>Time-Based Perks</u>

Tier 1: Invest $999+ within the first 2 weeks and receive 2% addition to the base discount + and a free Elaris Pro subscription for 6 months.

Tier 2: Invest $2,499+ within the first 2 weeks and receive 3% addition to the base discount + and a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Tier 3: Invest $5,000+ within the first 2 weeks and receive 4% addition to the base discount + and a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release

Tier 4: Invest $10,000+ within the first 2 weeks and receive 6% addition to the base discount + and a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 5: Invest $25,000+ within the first 2 weeks and receive 8% addition to the base discount + and a free Elaris Pro subscription for 2 years + free upgrade to next available tier, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 6: Invest $50,000+ within the first 2 weeks and receive 10% addition to the base discount + and a free Elaris Pro subscription for 2 years + free upgrade to next available tier, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with founders (once/year) to review company strategy.

<u>Mid-Campaign Flash Perks (Day 35 – 40)</u>

Flash Perk 1: Invest $999+ between day 35 – 40 and and receive 1% addition to the base discount, a free Elaris Pro subscription for 6 months.

Flash Perk 2: Invest $1,499+ between day 35 – 40 and and receive 1% addition to the base discount, a free Elaris Pro subscription for 1 year.

Flash Perk 3: Invest $2,499+ between day 35 – 40 and and receive 2% addition to the base discount, a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Flash Perk 4: Invest $5,000+ between day 35 – 40 and receive 3% addition to the base discount, and a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release

Flash Perk 5: Invest $10,000+ between day 35 – 40 and receive 4% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 5: Invest $25,000+ between day 35 – 40 and receive 6% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 6: Invest $50,000+ between day 35 – 40 and receive 8% addition to the base discount, a free Elaris Pro subscription for 2 years, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with founders (once/year) to review company strategy.

<u>Final Flash Perks (Day 60 – 65)</u>

Flash Perk 7: Invest $2,499+ between day 60 – 65 and receive 1% addition to the base discount, a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Flash Perk 8: Invest $5,000+ between day 60 – 65 and receive 2% addition to the base discount, and a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Flash Perk 9: Invest $10,000+ between day 60 – 65 and receive 3% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 10: Invest $25,000+ between day 60 – 65 and receive 4% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Flash Perk 11: Invest $50,000+ between day 60 – 65 and receive: 6% addition to the base discount, a free Elaris Pro subscription for 2 years, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with CEO/CTO+ founder team (once/year) to review company strategy.

<u>Amount-Based Perks</u>

Tier 1: Invest $499 and receive a free Elaris Pro subscription for 3 months.

Tier 2: Invest $999+ and receive a free Elaris Pro subscription for 6 months.

Tier 3: Invest $2,499+ and receive a free Elaris Pro subscription for 1 year, priority beta access to new features/modules of the product before general release

Tier 4: Invest $5,000+ and receive 1% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release

Tier 5: Invest $10,000+ and receive 2% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 6: Invest $25,000+ and receive 3% addition to the base discount, a free Elaris Pro subscription for 2 years, priority beta access to new features/modules of the product before general release, Access to a special investor-only live Q&A call with the founding team (twice/year)

Tier 7: Invest $50,000+ and receive 4% addition to the base discount, a free Elaris Pro subscription for 2 years, Access to a special investor-only live Q&A call with the founding team (twice/year), Priority beta access to new features/modules of the product before general release, Dedicated meeting with CEO/CTO+ founder team (once/year) to review company strategy.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Solsten, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Every major leap in AI has come from a new kind of data.

Vision models learned from images.

Language models learned from text.

We believe the next leap will come from human psychology.

Hi, I'm Joe Schaeppi, CEO and co-founder of Solsten. Solsten is a leading psychological AI company trusted by global brands like LEGO, Peloton, and EA

because they know what we know: the future of AI isn't artificial, it's deeply human.

Most AI is built on scraped data. Ours is built on one of the largest proprietary psychological dataset consisting of 1.5 million people we have directly assessed, and hundreds of millions more predicted with our patented AI from how they play. This is our moat: real psychometric intelligence built from real humans.

That's why Solsten owns the human understanding layer, the competitive edge for the next era of the internet. Our technology powers our newest product Elaris, an emotionally intelligent AI that lets any company talk to any audience, anywhere. Not just a generic AI chatbot, but a true conversation with the minds and motivations behind your market that knows how to connect and convert in seconds.

The market for emotionally intelligent AI is already worth $186 billion. Elaris's soft launch generated $35,000 ARR in its first month, with 25% stickiness (well above average for b2b software). We've raised $35 million from top VCs like Galaxy and Redbird, investors behind some of the world's most successful AI and gaming companies.

But now, for the first time, we're opening the door to retail investors, to you, giving you the chance to own a stake in the emotional intelligence layer of the internet before the world catches on.

Your investment will help us scale Elaris and our API to power emotionally intelligent systems everywhere, from marketing and design to entertainment, education, healthcare, and autonomous agents. In a world flooded with artificial content, the next breakthrough in AI won't be artificial. It will be deeply human. If AI is the brain of the future, Solsten is the heart.

Don't just watch the next era of technology unfold, help define it. Join us, in building the future of AI that truly understands people. The opportunity is now.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:17 PM 01/09/2023
FILED 12:17 PM 01/09/2023
SR 20230068775 - File Number 6807912

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
SOLSTEN, INC.

Solsten, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows:

1. The name of this corporation is Solsten, Inc. (the "***Corporation***") and that this Corporation was originally incorporated pursuant to the General Corporation Law on April 10, 2018 under the name 12traits, Inc.

2. The following amendment to the Corporation's Restated Certificate of Incorporation (the "***Restated Certificate***") has been duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.

3. The first paragraph of Article V of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

"The total number of shares of all classes of stock that the Corporation has authority to issue is 37,502,245, consisting of (a) 25,000,000 shares of Common Stock, $0.00001 par value per share ("***Common Stock***") and (b) 12,502,245 shares of Preferred Stock, $0.00001 par value per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 3,314,876 shares of the Preferred Stock are hereby designated "***Series Seed Preferred Stock***," 4,587,369 shares of the Preferred Stock are hereby designated "***Series A Preferred Stock***" and 4,600,000 shares of the Preferred Stock are hereby designated "***Series B Preferred Stock***"."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 9th day of January, 2023.

SOLSTEN, INC.

By: /s/ Joe Schaeppi
Joe Schaeppi
Chief Executive Officer

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
12TRAITS, INC.

12Traits, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows:

1. The name of this corporation is 12Traits, Inc. (the "***Corporation***") and that this Corporation was originally incorporated pursuant to the General Corporation Law on April 10, 2018 under the name 12Traits, Inc.

2. The following amendment to this Corporation's Certificate of Incorporation (the "***Certificate***") has been duly adopted by the Board of Directors of this Corporation in accordance with the provisions of Section 242 of the General Corporation Law.

3. Article I of the Certificate, relating to the name of the Corporation, is amended to read in its entirety as follows:

"The name of this corporation is Solsten, Inc. (the "***Corporation***")."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 9th day of June, 2021 and the foregoing facts stated herein are true and correct.

12TRAITS, INC.

By: /s/ Joe Schaeppi
Joe Schaeppi
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:13 PM 06/09/2021
FILED 05:13 PM 06/09/2021
SR 20212401744 - File Number 6807912

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:44 PM 04/10/2018
FILED 07:44 PM 04/10/2018
SR 20182587144 - File Number 6807912

12TRAITS, INC.

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is 12traits, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the registered office of the corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the corporation at that address is The Corporation Trust Company.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV: AUTHORIZED STOCK

The total number of shares of stock which the corporation has authority to issue is Twelve Million (12,000,000) shares, all of which shall be Common Stock, $0.00001 par value per share.

ARTICLE V: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

ARTICLE VI: VOTE BY BALLOT

Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE VII: DIRECTOR LIABILITY

1. **Limitation of Liability.** To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. **Change in Rights**. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VIII: CREDITOR AND STOCKHOLDER COMPROMISES

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ARTICLE IX: INCORPORATOR

The name and mailing address of the incorporator is Tammy Lorber, c/o Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, CA 94041.

The undersigned incorporator hereby acknowledges that the foregoing certificate is the act and deed of the undersigned and that the facts stated herein are true.

Dated: April 10, 2018

/s/Tammy Lorber
Tammy Lorber, Incorporator

SOLSTEN, INC.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Amended and Restated Investors' Rights Agreement (this "***Agreement***") is made and entered into as of April 11, 2022 by and among Solsten, Inc., a Delaware corporation (the "***Company***"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "***Investor***," each of the stockholders listed on Schedule B hereto, each of whom is referred to herein as a "***Key Holder***," any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 7.14 hereof and any holder of a Lender Warrant that becomes a party to this Agreement in accordance with Section 7.14 hereof.

RECITALS

WHEREAS, certain of the Investors (the "***Prior Investors***") are holders of outstanding shares of the Company's Series Seed Preferred Stock (the "***Series Seed Preferred Stock***") and/or Series A Preferred Stock (the "***Series A Preferred Stock***") issued by the Company to such Prior Investors, and certain of the Prior Investors have also been granted certain preemptive and other rights under that certain Investors' Rights Agreement by and among the Company and the Prior Investors dated as of December 22, 2020 (the "***Prior Agreement***").

WHEREAS, concurrently herewith, certain of the Investors (the "***Series B Investors***") are purchasing from the Company shares of its Series B Preferred Stock (the "***Series B Preferred Stock***") on the terms and conditions set forth in that certain Series B Preferred Stock Purchase Agreement, dated as of even date herewith, by and among the Company and certain of the Investors, as amended from time to time (the "***Purchase Agreement***").

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Series B Investors to invest funds in the Company pursuant to the Purchase Agreement, the Company and the Prior Investors desire to amend and restate the rights and obligations set forth in the Prior Agreement into this Agreement.

WHEREAS, Section 7.6 of the Prior Agreement provides that any term of the Prior Agreement may be amended, terminated or waived with the written consent of (i) the Company, (ii) the Purchasers (as defined in the Prior Agreement) holding a majority of the then outstanding shares of the Registrable Securities (as defined in the Prior Agreement) held by the Major Investors, voting together as a single class on as-converted to Common Stock basis, and (iii) the holders of a majority of the Registrable Securities held by the Key Holders (as defined in the Prior Agreement) who are then providing services to the Company as officers, employees or consultants, and the undersigned Prior Investors and Key Holders are holders of sufficient shares to amend the Prior Agreement in accordance with its terms.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto hereby agree that the Prior Agreement is hereby amended and restated in its entirety as follows:

1. DEFINITIONS. For purposes of this Agreement:

"***Affiliate***" means, with respect to any specified Person, such Person's principal or any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such Person or such Person's principal, including, without limitation, any general partner, managing member or partner, officer or director of such Person or such Person's principal or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person or such Person's principal. For purposes of this definition, the terms "***controlling***," "***controlled by***," or "***under common control with***" shall mean the possession, directly or indirectly, of (a) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, or (b) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such Person.

"***Automatic Shelf Registration Statement***" shall have the meaning given to that term in SEC Rule 405.

"***Board***" means the Company's Board of Directors.

"***business day***" means a weekday on which banks are open for general banking business in Los Angeles, California.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Common Stock***" means shares of the Company's common stock.

"***Damages***" means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, and any free-writing prospectus and any issuer information (as defined in Rule 433 of the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act or any other document incident to such registration prepared by or on behalf of the Company or used or referred to by the Company; (b) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (c) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

"***Deemed Liquidation Event***" has the meaning set forth for such term in the Restated Certificate.

"***Demand Notice***" means notice sent by the Company to the Holders specifying that a demand registration has been requested as provided in Section 3.1.1.

"***Derivative Securities***" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"***Excluded Registration***" means (a) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to an equity incentive, stock option, stock purchase, or similar plan; (b) a registration relating to an SEC Rule 145 transaction; (c) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (d) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

"***Form S-1***" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

"***Form S-3***" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

"***Free Writing Prospectus***" means a free-writing prospectus, as defined in SEC Rule 405.

"***Fully Exercising Investor***" shall have the meaning set forth in Section 4.2.

"***GAAP***" means generally accepted accounting principles in the United States.

"***Holder***" means any holder of Registrable Securities who is a party to this Agreement.

"***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

"***Initiating Holders***" means, collectively, Holders who properly initiate a registration request under this Agreement.

"***Investor Notice***" shall have the meaning set forth in Section 4.2.

"***IPO***" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

"***Key Holder Registrable Securities***" means (a) the shares of Common Stock held by the Key Holders, and (b) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares.

"***Lender Registrable Securities***" means (a) the Common Stock issuable or issued upon the exercise of any Lender Warrant and (b) the Common Stock issuable or issued upon conversion of the Preferred Stock issuable or issued pursuant to the exercise of any Lender Warrant; provided, however, that before the holder of any Lender Warrant shall be entitled to exercise any rights under this Agreement, such holder must either (i) become a party to this Agreement as a "Lender" or (ii) agree to be bound by the terms of this Agreement related to registration rights applicable to the Lender Registrable Securities in a separate written agreement between such holder and the Company (including, without limitation, in a Lender Warrant).

"***Lender Warrant***" means any warrant to purchase shares of capital stock of the Company issued to banks, equipment lessors or other financial institutions pursuant to a debt financing or equipment leasing transaction where the Board has approved the grant to the holder thereof of "piggyback" registration rights.

"***Major Investor***" means any Investor that, individually or together with such Investor's Affiliates, holds at least 329,837 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"***New Securities***" means, collectively, equity securities of the Company, whether or not currently authorized, Derivative Securities and any rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for (in each case, directly or indirectly) such equity securities; *provided however*, that "New Securities" shall exclude: (a) Exempted Securities (as defined in the Restated Certificate); (b) shares of Common Stock issued in the IPO; and (c) shares of Series B Preferred Stock issued to Additional Purchasers (as defined in the Purchase Agreement) pursuant to the Purchase Agreement.

"***Offer Notice***" shall have the meaning set forth in Section 4.1.

"***Person***" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"***Preferred Stock***" means shares of the Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock.

"***Pro Rata Amount***" means, for each Major Investor, that portion of the New Securities identified in an Offer Notice which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by such Major Investor bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities).

"***Registrable Securities***" means (a) the Common Stock issuable or issued upon conversion of shares of the Preferred Stock held by the Investors; (b) the Key Holder Registrable Securities, provided, however, that such Key Holder Registrable Securities shall not be deemed Registrable Securities and the Key Holders shall not be deemed Holders for the purposes of Sections 2.1, 2.2, 3.1, 3.10, 4 and 7.6; (c) the Lender Registrable Securities, provided, however, that such Lender Registrable Securities shall not be deemed Registrable Securities and the Lenders shall not be deemed Holders for the purposes of Sections 2.1, 2.2, 3.1, 3.10, 4 and 7.6; and (d) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (a) through (d) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 7.1, and excluding for purposes of Section 3 any shares for which registration rights have terminated pursuant to Section 6.2 of this Agreement. Notwithstanding the foregoing, the Company shall in no event be obligated to register any Preferred Stock of the Company, and Holders of Registrable Securities will not be required to convert their Preferred Stock into Common Stock in order to exercise the registration rights granted hereunder, until immediately before the closing of the offering to which the registration relates.

"***Registrable Securities then outstanding***" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

"***Restated Certificate***" means the Company's Restated Certificate of Incorporation (as may be amended from time to time).

"***Restricted Securities***" means the securities of the Company required to bear the legend set forth in Section 3.12.2 hereof.

"***SEC***" means the Securities and Exchange Commission.

"***SEC Rule 144***" means Rule 144 promulgated by the SEC under the Securities Act.

"***SEC Rule 145***" means Rule 145 promulgated by the SEC under the Securities Act.

"***SEC Rule 405***" means Rule 405 promulgated by the SEC under the Securities Act.

"***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"***Selling Expenses***" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 3.6.

"***Selling Holder Counsel***" means one counsel for the selling Holders.

"***Standoff Period***" means the period commencing on the date of the final prospectus relating to an underwritten public offering of the Company's Common Stock under the Securities Act and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days).

"***Stock Sale***" means a sale by the Company's stockholders, in one transaction or series of related transactions, of equity securities that represent, immediately prior to such transaction or transactions, at least a majority by voting power of the equity securities of the Company pursuant to an agreement approved by the Board and entered into by the Company.

2. INFORMATION AND OBSERVER RIGHTS.

2.1 Delivery of Financial Statements.

2.1.1 Information to be Delivered. The Company shall deliver the following to each Major Investor, *provided* that the Board has not reasonably determined that such Major Investor is a competitor of the Company:

(a) As soon as practicable, but in any event within ninety (90) days of being made available to the Company after the end of each fiscal year of the Company, the Company shall deliver, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year, all of which shall be unaudited and prepared in accordance with GAAP (except that such financial statements may (x) be subject to normal year-end audit adjustments and (y) not contain all notes thereto that may be required in accordance with GAAP), *provided*, *however*, that upon approval of the Board, such financial statements shall be audited and certified by independent public accountants of nationally recognized standing selected by the Company.

(b) As soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, the Company shall deliver unaudited statements of income and of cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP).

(c) As soon as practicable following the end of each fiscal quarter, an up-to-date summary capitalization table for the Company.

2.1.2 Consolidation. If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to Section 2.1.1 shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

2.1.3 Suspension or Termination. Notwithstanding anything else in this Section 2.1 to the contrary but subject to Section 6.1, the Company may cease providing the information set forth in this Section 2.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; *provided* that the Company's covenants under this Section 2.1 shall be reinstated at such time as the Company is no longer actively employing its reasonable efforts to cause such registration statement to become effective.

2.2 Inspection. The Company shall permit each Major Investor, at such Major Investor's expense, and on such Major Investor's written request, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; *provided, however*, that the Company shall not be obligated pursuant to this Section 2.2 to provide access to any information that it reasonably and in good faith considers to be confidential information (unless covered by an enforceable confidentiality agreement, in form reasonably acceptable to the Company), a trade secret or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

2.3 Observer Right. For so long as Konvoy Ventures II LP ("***Konvoy***") holds at least 385,802 shares of Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), the Company shall invite one (1) member of the Konvoy investment team to attend all meetings of the Board in a nonvoting observer capacity and, in this respect, the Company shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors; *provided*, *however*, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting (a) could adversely affect the attorney-client privilege between the Company and its counsel, (b) could result in disclosure of highly confidential information or trade secrets or create a conflict of interest, (c) would contravene a Company non-disclosure obligation to a third party or (d) for other similar reasons.

2.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Section 2 unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 2.4 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any existing Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, but only if such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law if the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

2.5 European Investment Fund. Notwithstanding any other provision of this Agreement, the Company shall provide such information as may be requested by the European Investment Fund or a Relevant Party (as defined in the European Investment Fund Requirements attached hereto as Annex I (the "***EIF Requirements***")) pursuant to the EIF Requirements.

3. REGISTRATION RIGHTS.

3.1 Demand Registration.

3.1.1 Form S-1 Demand. If at any time after the earlier of (a) five (5) years after the date of this Agreement or (b) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 with respect to any Registrable Securities then outstanding (and the Registrable Securities subject to such request have an anticipated aggregate offering price, net of Selling Expenses, of at least $25,000,000), then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) use commercially reasonable efforts to as soon as practicable, and in any event within ninety (90) days after the date such request is given by the Initiating Holders, file a Form S-1 covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days after the date the Demand Notice is given, and in each case, subject to the limitations of Section 3.1.3 and Section 3.3.

3.1.2 Form S-3 Demand. If at any time when it is eligible to use a Form S-3, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-3 with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5,000,000, then the Company shall (a) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (b) use commercially reasonable efforts to as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 3.1.3 and Section 3.3.

3.1.3 Delay. Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 3.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (a) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (b) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (c) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; *provided, however*, that (i) the Company may not invoke this right more than once in any twelve (12) month period and (ii) the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

3.1.4 Limitations. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 3.1.1: (a) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (b) after the Company has effected two (2) registrations pursuant to Section 3.1.1; or (c) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 3.1.2. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 3.1.2: (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Section 3.1.2 within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 3.1.4 until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one registration on Form S-1 or S-3, as applicable, pursuant to Section 3.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 3.1.4.

3.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 3.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 3.6.

3.3 Underwriting Requirements.

3.3.1 Inclusion. If, pursuant to Section 3.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 3.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company, subject only to the reasonable approval of the holders of a majority of Registrable Securities held by the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 3.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 3.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned or held by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; *provided*, *however*, that the number of Registrable Securities owned or held by the

Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

3.3.2 Underwriter Cutback. In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 3.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned or held by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (a) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, (b) the number of Registrable Securities included in the offering be reduced below 30% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 3.3.2 concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned or held by all Persons included in such "selling Holder," as defined in this sentence.

3.3.3 Registration Not Effected. For purposes of Section 3.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 3.3.1, fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

3.4 Obligations of the Company. Whenever required under this Section 3 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, voting together as a single class on an as-converted to Common Stock basis, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; *provided, however*, that (i) such 120-day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120-day period shall be extended for up to sixty (60) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, the prospectus and, if required, any Free Writing Prospectus used in connection with such registration statement as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus and any Free Writing Prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; *provided* that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus or Free-Writing Prospectus forming a part of such registration statement has been filed;

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus or Free-Writing Prospectus;

(k) use its commercially reasonable efforts to obtain for the underwriters one or more "cold comfort" letters, dated the effective date of the related registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters;

(l) use its commercially reasonable efforts to obtain for the underwriters on the date such securities are delivered to the underwriters for sale pursuant to such registration a legal opinion of the Company's outside counsel with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

(m) to the extent the Company is a well-known seasoned issuer (as defined in SEC Rule 405 at the time any request for registration is submitted to the Company in accordance with Section 3.1, if so requested, file an Automatic Shelf Registration Statement to effect such registration; and

(n) if at any time when the Company is required to re-evaluate its well-known seasoned issuer status for purposes of an outstanding Automatic Shelf Registration Statement used to effect a request for registration in accordance with Section 3.1.2 the Company determines that it is not a well-known seasoned issuer and (i) the registration statement is required to be kept effective in accordance with this Agreement and (ii) the registration rights of the applicable Holders have not terminated, use commercially reasonable efforts to promptly amend the registration statement on a form the Company is then eligible to use or file a new registration statement on such form, and keep such registration statement effective in accordance with the requirements otherwise applicable under this Agreement.

3.5 <u>Furnish Information</u>. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 3 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

3.6 <u>Expenses of Registration</u>. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 3, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one Selling Holder Counsel, not to exceed $30,000, shall be borne and paid by the Company; *<u>provided</u>, <u>however</u>*, that (a) the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 3.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, voting together as a single class on an as-converted to Common Stock basis (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities, voting together as a single class on an as-converted to Common Stock basis, agree to forfeit their right to one registration pursuant to Section 3.1.1 or Section 3.1.2, as the case may be, and (b) if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company not known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 3.1.1 or Section 3.1.2. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 3 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

3.7 **Delay of Registration.** No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 3.

3.8 **Indemnification.** If any Registrable Securities are included in a registration statement under this Section 3:

3.8.1 Company Indemnification. To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; *provided, however*, that the indemnity agreement contained in this Section 3.8.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned, or delayed nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

3.8.2 Selling Holder Indemnification. To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; *provided, however*, that (a) the indemnity agreement contained in this Section 3.8.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld, conditioned or delayed, and (b) that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 3.8.2 and 3.8.4 exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

3.8.3 Procedures. Promptly after receipt by an indemnified party under this Section 3.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 3.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; *provided, however*, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 3.8, solely to the extent that such failure prejudices the indemnifying party's ability to defend such action.

3.8.4 Contribution. To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (a) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 3.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 3.8 provides for indemnification in such case, or (b) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 3.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; *provided, however*, that:

(i) in any such case, (A) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and

(ii) in no event shall a Holder's liability pursuant to this Section 3.8.4, when combined with the amounts paid or payable by such Holder pursuant to Section 3.8.2, exceed the proceeds from the offering received by such Holder (net of any Selling Expenses) paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

3.8.5 Underwriting Agreement Controls. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

3.8.6 Survival. Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 3.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 3, and otherwise shall survive the termination of this Agreement.

3.9 Reports under the Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) use commercially reasonable efforts to make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

3.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, voting together as a single class on an as-converted to Common Stock basis, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to include such securities in any registration if such agreement (a) would allow such holder or prospective holder to include a portion of its securities in any "piggyback" registration if such inclusion could reduce the number of Registrable Securities that selling Holders could be entitled to include in such registration under Sections 3.2 and 3.3.2 hereof or (b) would allow such holder or prospective holder to initiate a demand for registration of any of its securities at a time earlier than the Holders of Registrable Securities can demand registration under Section 3.1 hereof. This Section 3.10 shall not apply with respect to the grant of "piggyback" registration rights to a holder of a Lender Warrant.

3.11 "Market Stand-off" Agreement. Each Holder hereby agrees that, during the Standoff Period, such Holder will not, without the prior written consent of the Company or the managing underwriter,

(a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock, held immediately before the effective date of the registration statement for such offering; or

(b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

The foregoing provisions of this Section 3.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers, directors, and stockholders individually owning more than two percent (2%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock) are similarly bound. For purposes of this Section 3.11, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 3.11 and to impose stop transfer instructions with respect to such shares until the end of such period. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 3.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 3.11 or that are necessary to give further effect thereto.

3.12 Restrictions on Transfer.

3.12.1 Agreement Binding. The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

3.12.2 Legends. Each certificate or instrument representing (a) the Preferred Stock, (b) the Registrable Securities, and (c) any other securities issued in respect of the securities referenced in clauses (a) and (b), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 3.12.3) be stamped or otherwise imprinted with a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 3.12.

3.12.3 Procedure. The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 3. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (a) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (b) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (c) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (i) in any transaction in compliance with SEC Rule 144 or (ii) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 3.12. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 3.12.2, except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act. Until the IPO, no Holder shall transfer any Restricted Securities to any person or entity that is determined to be a competitor of the Company, in the good faith judgment of the Board.

4. PARTICIPATION RIGHTS. Subject to the terms and conditions of this Section 4 and applicable securities laws, if the Company proposes to sell any New Securities, the Company shall offer to sell a portion of New Securities to each Major Investor as described in this Section 4. A Major Investor shall be entitled to apportion the right of first refusal hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate. The right of first refusal in this Section 4 shall not be applicable with respect to any Major Investor, if at the time of such subsequent securities issuance, the Major Investor is not an "accredited investor," as that term is then defined in Rule 501(a) under the Securities Act and is a U.S. person (as such term is defined in Regulation S under the Securities Act).

4.1 Company Notice. The Company shall give notice (the "***Offer Notice***") to each Major Investor, stating (a) its bona fide intention to sell such New Securities, (b) the number of such New Securities to be sold and (c) the price and terms, if any, upon which it proposes to sell such New Securities.

4.2 Investor Right. By written notice (the "***Investor Notice***") to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to such Major Investor's Pro Rata Amount. In addition, each Major Investor that elects to purchase or acquire all of its Pro Rata Amount (each, a "***Fully Exercising Investor***") may, in the Investor Notice, elect to purchase or acquire, in addition to its Pro Rata Amount, a portion of the New Securities, if any, for which other Major Investors were entitled to subscribe but that are not subscribed for by such Major Investors. The amount of such overallotment that each Fully Exercising Investor shall be entitled to purchase is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. A Major Investor's election may be conditioned on the consummation of the transaction described in the Offer Notice. The closing of any sale pursuant to this Section 4.2 shall occur on the earlier of one hundred and twenty (120) days after the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.3.

4.3 Sale of Securities. If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.2, the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.2, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.

4.4 Alternate Procedure. Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of Sections 4.1 and 4.2, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities, and the identities of the Persons to whom the New Securities were sold. Each Major Investor shall have twenty (20) days after the date the Company's notice is given to elect, by giving notice to the Company, to purchase up to the number of New Securities that such Major Investor would otherwise have the right to purchase pursuant to Section 4.2 above had the Company complied with the provisions of Sections 4.1 and 4.2 in connection with the issuance of such New Securities under the terms and conditions set forth in the Company's notice pursuant to this Section 4.4. Any Major Investors electing to purchase such New Securities shall also have rights of oversubscription to purchase New Securities that were purchasable by other Major Investors pursuant to the foregoing sentence but were not so purchased, and such rights of oversubscription shall be apportioned in a manner consistent with the apportionment among Fully Exercising Investors described in Section 4.2. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Major Investors.

5. ADDITIONAL COVENANTS.

5.1 D&O Insurance. The Company will use commercially reasonable efforts to maintain, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board, until such time as the Board determines that such insurance should be discontinued. Notwithstanding any other provision of this Section 5.1 to the contrary, for so long as a Preferred Director is serving on the Board, the Company shall not cease to maintain a Directors and Officers liability insurance policy in an amount of at least $2,000,000 unless approved by the Board, including each Preferred Director.

5.2 Employee Agreements. The Company will cause each person now or hereafter employed or engaged by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets, or performing services that consist of the development of technology, to enter into a customary nondisclosure and proprietary rights assignment agreement or an employment or consulting agreement containing substantially similar terms. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board.

5.3 Employee Stock. Unless otherwise approved by the Board, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Section 3.11. Without the prior approval by the Board, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 5.3. In addition, unless otherwise approved by the Board, the Company (x) shall not offer or allow any acceleration of vesting, and (y) shall retain (and not waive) a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4 Qualified Small Business Stock. The Company shall use commercially reasonable efforts to refrain from taking any action that could reasonably be expected to cause the shares of Series B Preferred Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "***Code***"), to fail to qualify as "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code. In addition, within twenty (20) business days after any Investor's written request therefor, the Company shall deliver to the Investors a checklist in substantially the same form as Annex II. The Company shall use commercially reasonable efforts to ensure the accuracy of any such checklist, but in no event shall the Company be liable to the Investors or any other person for any damages arising from any errors or inaccuracies in such report or checklist, unless made by the Company in a manner either grossly negligent or fraudulent.

5.5 Board Matters. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board. Each Preferred Director (as defined in the Restated Certificate) shall be entitled in such person's discretion (or in the discretion of the Person entitled to appoint such Preferred Director) to be a member of any committee of the Board, *provided* that any director designated by a venture or investment fund shall not be entitled to be a member of any committee (a) that is formed for the sole purpose of evaluating a transaction with such fund or (b) in which the Board (excluding any director designated by such fund) determines that such individual or fund has a conflict of interest.

5.6 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Restated Certificate, or elsewhere, as the case may be.

5.7 Indemnification Matters. The Company hereby acknowledges that one (1) or more of the Preferred Directors nominated to serve on the Board by one (1) or more Investors may have certain rights to indemnification, advancement of expenses and/or insurance provided by one (1) or more of the Investors and certain of their Affiliates (collectively, the "***Investor Indemnitors***"). The Company hereby agrees (a) that it is the indemnitor of first resort (i.e., its obligations to any such Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Preferred Director to the extent legally permitted and as required by the Restated Certificate or Bylaws of the Company (or any agreement between the Company and such Preferred Director), without regard to any rights such Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Preferred Director with respect to any claim for which such Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Preferred Director against the Company. The Preferred Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section 5.8 and shall have the right, power and authority to enforce the provisions of this Section 5.8 as though they were a party to this Agreement.

6. TERMINATION.

6.1 Generally. The covenants set forth in Section 2.1, Section 2.2, Section 2.3 and Section 4 shall terminate and be of no further force or effect upon the earliest to occur of: (a) immediately before the consummation of the IPO; (b) when the Company first becomes subject to the periodic reporting requirements of Section 12(b), 12(g) or 15(d) of the Exchange Act; or (c) upon the closing of a Deemed Liquidation Event or a Stock Sale.

6.2 Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 3.1 or Section 3.2 shall terminate upon the earliest to occur of: (a) when all of such Holder's Registrable Securities could be sold without any restriction on volume or manner of sale in any three-month period under SEC Rule 144 or any successor; (b) upon the closing of a Deemed Liquidation Event or a Stock Sale; and (c) the fifth (5th) anniversary of the IPO.

7. GENERAL PROVISIONS.

7.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (a) is an Affiliate, partner, member, limited partner, retired or former partner, retired or former member, or stockholder of a Holder or such Holder's Affiliate; (b) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; (c) after such transfer, holds at least two percent (2%) of the shares of Registrable Securities (or if the transferring Holder owns less than two percent (2%) of the Registrable Securities, then all Registrable Securities held by the transferring Holder); or (d) is a venture capital fund that is controlled by or under common control with one or more general partners or managing partners or managing members of, or shares the same management company with, the Holder; *provided, however*, that (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (ii) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 3.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (A) that is an Affiliate, limited partner, retired or former partner, member, retired or former member, or stockholder of a Holder or such Holder's Affiliate; (B) who is a Holder's Immediate Family Member; or (C) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

7.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

7.3 Counterparts; Electronic Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5 Notices. All notices, requests, and other communications given, made or delivered pursuant to this Agreement shall be in writing and shall be deemed effectively given, made or delivered upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such address, electronic mail address or facsimile number as subsequently modified by written notice given in accordance with this Section 7.5. If notice is given to the Company, it shall be sent to 516 N. Sepulveda Boulevard, Manhattan Beach, California 90266, marked "Attention: Chief Executive Officer"; and a copy (which shall not constitute notice) shall also be sent to Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California 94041, Attn: Kristine Di Bacco, and if notice is given to Konvoy, a copy (which copy shall not constitute notice) shall also be given to Perkins Coie LLP, 505 Howard Street Suite 1000, San Francisco, CA 94105, market Attn: Matt Kirmayer.

7.6 Amendments and Waivers. This Agreement may only be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance, and either retroactively or prospectively) only by a written instrument executed by the Company and (a) with respect to Sections 2 and 4 and any other provision of this Agreement to the extent such provision pertains to Section 2 or 4, the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors, voting together as a single class on an as-converted to Common Stock basis, or (b) with respect to Sections 3 and 5 and any other provision of this Agreement to the extent such provision pertains to Section 3 or 5, the holders of a majority of the Registrable Securities then outstanding; provided that (i) the Company may in its sole discretion waive compliance with Section 3.12 (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 3.12 shall be deemed to be a waiver); (ii) Section 2.3 and this clause (ii) may not be amended, modified or waived without the prior written consent of Konvoy; (iii) any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party; and (iv) the Company may, without the consent or approval of any other party hereto, cause additional Persons to become party to this Agreement as Investors or Lenders pursuant to Section 7.14 hereto and amend Schedule A hereto accordingly. Further, this Agreement may not be amended, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of a majority of the Registrable Securities held by the Key Holders who are then providing services to the Company as officers, employees or consultants; *provided*, *however*, that the grant to third parties of piggyback registration rights under Section 3.2 hereof shall not be deemed to be an adverse change to the piggyback registration rights of the Key Holders under this Agreement and shall not require the consent of the Key Holders who are then providing services to the Company as officers, employees or consultants. Any amendment, termination, or waiver effected in accordance with this Section 7.6 shall be binding on each party hereto and all of such party's successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination, or waiver. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

7.7 **Severability.** In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

7.8 **Aggregation of Stock.** All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

7.9 **Amendment and Restatement of Prior Agreement; Entire Agreement.** The Prior Agreement is hereby amended and restated in its entirety as set forth herein. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties (including, without limitation, the Prior Agreement) is expressly canceled and replaced with this Agreement.

7.10 **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

7.11 **Delays or Omissions.** No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.12 **Dispute Resolution.** The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the Central District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the Central District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that a party is not subject to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution based upon judgment or order of such court(s), that any suit, action or proceeding arising out of or based upon this Agreement commenced in the federal or state courts located in the Central District of California is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Should any party commence a suit, action or other proceeding arising out of or based upon this Agreement in a forum other than the federal or state courts located in the Central District of California, or should any party otherwise seek to transfer or dismiss such suit, action or proceeding from such court(s), that party shall indemnify and reimburse the other party for all legal costs and expenses incurred in enforcing this provision.

7.13 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.14 Additional Investors and Lenders. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. In addition, notwithstanding anything to the contrary contained herein, if the Company issues any Lender Warrant, any recipient of a Lender Warrant may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed a "Lender" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor or Lender, so long as such additional Investor or Lender has agreed in writing to be bound by all of the obligations as an "Investor" or a "Lender" hereunder, as applicable.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this **Amended and Restated Investors' Rights Agreement** as of the date first written above.

<u>COMPANY</u>:

SOLSTEN, INC.

By: ______________________
Name: Joe Schaeppi
Title: Chief Executive Officer

Annex I

WHEREAS, the Company acknowledges that European Investment Fund has invested funds in Inventure and, therefore, Inventure has agreed to give certain undertakings to European Investment Fund.

THEREFORE, notwithstanding any other provision of the Agreement, the Company agrees and gives its consent to the following rights granted to European Investment Fund, European Investment Bank and, when either required by the relevant mandatory provisions of EU law or pursuant to the EFSI Regulation, the Relevant Parties:

(a) to visit the sites, installations and works comprising the Company;

(b) to interview the Company's representatives, and not obstruct contacts with any other person involved in or affected by the Company; and

(c) to conduct such on the spot audits and checks as they may wish and review the Company's books and records in relation to the execution of the investments and to be able to take copies of related documents to the extent permitted by the law.

The Company shall provide European Investment Fund, European Investment Bank and the Relevant Parties, or ensure that European Investment Fund, European Investment Bank and the Relevant Parties are provided with, all necessary reasonable assistance for the purposes described in this schedule. Upon the occasion of such a visit, European Investment Fund, European Investment Bank and the Relevant Parties may request the Company to provide such documents which are reasonably required and which are in the Company's possession as fall within the aforementioned scope (provided that for any documents not in the Company's possession, the Company will make reasonable efforts to obtain them provided further that the Company will not need to incur any costs).

The Company acknowledges that European Investment Fund and European Investment Bank may be obliged to communicate information relating to the Company to any Relevant Party in accordance with the relevant mandatory provisions of European Union law or pursuant to the EFSI Regulation or the EFSI Agreement.

"***Relevant Parties***" means the European Court of Auditors, the European Commission, the European Anti-Fraud Office and any other competent EU institution or body, as well as any persons designated by any of the foregoing.

Annex II

Qualified Small Business Stock Checklist

The stockholder(s) named below (the "**Stockholders**") have requested information to assist in their determination of whether the shares of stock of Solsten, Inc., a Delaware corporation (the "**Company**") described below may be entitled to certain tax benefits associated with qualified small business stock (**"QSBS"**) pursuant to Sections 1045 and 1202 of the Code.

Table to be completed by requesting Stockholder

Stockholder	Class / Type of Stock	Issue Date	Stock Certificate / Issuance Number	Number of Shares

Pursuant to Section 5.4 of the Investors' Rights Agreement dated [ ], the Company hereby provides the following information (the "**Checklist**") with respect to such shares. In no event shall the Company be liable to the Stockholders or any other person for any damages arising from any errors or inaccuracies in this Checklist, unless made by the Company in a manner either grossly negligent or fraudulent. Whether any Stockholder is entitled to tax benefits with respect to the Company's stock must depend on the Stockholder's particular facts and circumstances. Each Stockholder should seek professional tax advice from its tax advisor.

Checklist to be completed by Company

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
1. **"Qualified Small Business" Requirement**[1]			
On each Issue Date, the Company was a domestic C corporation.[2]	☐	☐	☐

[1] Section 1202(c)(1)(A).

[2] Sections 1202(d)(1) and 1202(c)(2)(A).

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
At all times of the Company's existence after August 10, 1993 through the time immediately following the Issue Date, the Company's aggregate gross assets were $50 million or less.[3] ⇨ Aggregate gross assets includes cash and the adjusted tax basis of the Company's other property.[4] ⇨ All corporations in the same parent-subsidiary controlled group are treated as one corporation.[5]	☐	☐	☐
The Company will comply with any IRS reporting requirements with respect to Section 1202.[6]	☐	☐	☐
2. **"Qualified Trade or Business" Requirement**			
• The Company is engaged in a qualified trade or business. A "qualified trade or business" is any business *other than* (i) any trade or business involving the performance of services in the fields of health, law, engineering, architecture, accounting, actuarial science, performing arts, consulting, athletics, financial services, brokerage services, or any trade or business where the principal asset of such trade or business is the reputation or skill of one or more of its employees; (ii) any banking, insurance, financing, leasing, investing, or similar business; (iii) any farming business (including the business of raising or harvesting trees); (iv) certain natural resource production or extraction businesses; and (v) any business of operating a hotel, motel, restaurant, or similar business.[7]	☐	☐	☐
3. **"Eligible Corporation" Requirement**			
Is the Company an entity *other than* a DISC, a former DISC, a RIC, a REIT, a REMIC, or a cooperative?[8]	☐	☐	☐

[3] Sections 1202(d)(1)(A) and (B).

[4] Section 1202(d)(2)(A). For purposes of this calculation, the adjusted tax basis is treated as including the fair market value (rather than tax basis) of assets contributed to the Company, determined as of the date of contribution (Section 1202(d)(2)(B)).

[5] Section 1202(d)(3). A parent-subsidiary controlled group consists of a chain of corporations connected through stock ownership with a common parent, with more than 50% of the stock of each subsidiary (by vote or value) held by another subsidiary or the parent (ignoring certain nonvoting stock that is limited and preferred as to dividends and treasury stock).

[6] Section 1202(d)(1)(C). As of [Aug. 16, 2021], there are no such IRS requirements.

[7] Section 1202(e)(3).

[8] Section 1202(e)(4). Corporations with respect to which an election under former Section 936 was in effect (or corporations with such subsidiaries) and corporations that were FASITs also are not "eligible corporations."

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
4. **"Active Business" Requirement**[9]			
For substantially all of the Stockholder's holding period, at least eighty percent (80%) of the value of the Company's assets were used in the conduct of one or more "qualified trades or businesses"?[10] => For this purpose, any assets which are held (i) as part of the reasonably required working capital needs of a qualified trade or business of the Company, or (ii) for investment and are reasonably expected to be used within two years to finance research and experimentation in a qualified trade or business or increases in the working capital needs of a qualified trade or business shall be treated as used in the active conduct of a qualified trade or business. However, after the Company has been in existence for at least two years, no more than 50% of the Company's assets can qualify as used in the active conduct of a qualified trade or business by reason of this rule.[11]	☐	☐	☐
For substantially all of the Stockholder's holding period, no more than ten percent (10%) of the value of the Company's assets (in excess of liabilities) consisted of "portfolio stock"?[12]	☐	☐	☐
For substantially all of the Stockholder's holding period, no more than ten percent (10%) of the total value of the Company's assets consisted of real property not being used in the active conduct of a qualified business?[13]	☐	☐	☐

[9] Section 1202(c)(2)(A).

[10] Section 1202(e)(1). The term "qualified trade or business" means any trade or business *other than* the businesses described in item #2. Stock and debt in any subsidiary corporation (defined in footnote 115) are disregarded and the parent is deemed to own its ratable share of the subsidiary's assets, and to conduct its ratable share of the subsidiary's activities (Section 1202(e)(5)(A)). Rights to computer software which produce active business computer software royalties (within the meaning of Section 543(d)(1)) are treated as an asset used in the active conduct of a trade or business (Section 1202(e)(8)).

[11] Section 1202(e)(6).

[12] Section 1202(e)(5)(B). "Portfolio stock" is stock or securities in corporations that are not subsidiaries of the Company. A corporation is considered a "subsidiary" if the parent owns more than fifty percent (50%) of the combined voting power of all classes of stock entitled to vote, or more than fifty percent (50%) of the value of all outstanding stock, of the corporation (Section 1202(e)(5)(C)).

[13] Section 1202(e)(7). The ownership of, dealing in, or renting of real property is not treated as the active conduct of a qualified trade or business.

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
• *If the answer to the preceding bullets under this Item #4 are yes, disregard this bullet.* The Company is a "specialized small business investment company" licensed to operate under Section 301(d) of the Small Business Act of 1958?[14]	☐	☐	☐

5. **Redemption Analysis**			
• The Company has not redeemed stock from the Stockholder or, to the Company's knowledge, any related party (within the meaning of Sections 267(b) or 707(b) of the Stockholder) at any time during the four (4) year period beginning on the date two (2) years before the Issue Date of the stock in question, other than *de minimis* redemptions and certain disregarded redemptions?[15]	☐	☐	☐
• The Company has not redeemed stock during the two (2) year period beginning on the date one (1) year before the Issue Date with an aggregate value (as of the time of the redemption) exceeding five percent (5%) of the aggregate value of all the Company's stock as of the beginning of such two (2) year period, other than *de minimis* redemptions and certain disregarded redemptions?[16]	☐	☐	☐

IN WITNESS WHEREOF, the Company has provided this Checklist on [*Date checklist is being delivered*].
[Company Name]

By: ___
Name: _
Title: __

[14] Section 1202(c)(2)(B).

[15] Section 1202(c)(3)(A). Redemptions exceed the *de minimis* exception only if the aggregate amount paid for the stock exceeds ten thousand dollars ($10,000) **and** more than two percent (2%) of the stock held by the Stockholder and related parties, by value. Treas. Reg. § 1.1202-2(a)(2). Redemptions are disregarded if they are incident to the termination of services (where such redeemed stock was acquired by an employee or director in connection with the performance of services), death, disability or mental incapacity, or divorce. Treas. Reg. § 1.1202-2(d).

[16] Section 1202(c)(3)(B). Redemptions exceed the *de minimis* exception only if the aggregate amount paid for the stock exceeds ten thousand dollars ($10,000) **and** more than two percent (2%) of all outstanding stock of the Company, by value. Treas. Reg. § 1.1202-2(b)(2). Redemptions are disregarded if they are incident to the termination of services (where such redeemed stock was acquired by an employee or director in connection with the performance of services), death, disability or mental incapacity, or divorce. Treas. Reg. § 1.1202-2(d).

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by The Kingdom Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

“**Safe**” means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

“**Safe Price**” means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

“Unissued Option Pool” means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company’s corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%